2014

ANNUAL REPORT



AVINO SILVER & GOLD MINES LTD.


EAGLE PROPERTY
CANADA
BRALORNE MINE
MINTO PROPERTY
OLYMPIC-KELVIN PROPERTY
SAN GONZALO MINE
AVINO MINE
ANA MARIA PROPERTY
ARANJUEZ PROPERTY
EL HUECO PROPERTY
EL LABERINTO PROPERTY

OUR MISSION AT AVINO SILVER & GOLD MINES IS TO CREATE SHAREHOLDER VALUE THROUGH

1) profitable organic growth at the historic Avino property near Durango, Mexico, and

2) strategic acquisition of mineral exploration and mining properties.

Our holdings range from profitable operating mines to grass-roots mineral properties, and we explore aggressively to maintain a healthy pipeline of projects.

We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

HIGH-GRADE PERFORMANCE

CONTENTS

MILESTONES 2014

- Silver Equivalent production up 49% over 2013
- Average silver grade 17% higher than 2013
- Average gold grade 40% higher than 2013
- Revenues increased by 20% over 2013
- All-in Sustaining Costs (AISC)* decreased by 15% from 2013
- Net Earnings increased by 196% over 2013
- Opened the Avino Mine, our second mining operation
- Commissioned Mill Circuit 3, tripling our milling capacity
- Acquired the Bralorne Gold Mine in British Columbia

OBJECTIVES 2015

- Maintain profitable mining operations while reducing costs
- Increase AgEq production with a full year of Avino Mine operations
- Increase silver and gold production with feed from both the San Gonzalo and Avino mines
- Increase exploration on the Avino property and on regional targets
- Continue to modernize the Bralorne Gold Mine and explore for new resources

*Please refer to the information under the heading "Non-IFRS Measures" in the MD&A.

HIGH-GRADE RESULTS

SILVER PRODUCTION (oz)



2014
969,525
2013
698,076
2012
191,635

GOLD PRODUCTION (oz)



2014
5,180
2013
3,243
2012
1,236

COPPER PRODUCTION (lbs)



2014
305,417

HIGHLIGHTS

YEAR-END PRODUCTION HIGHLIGHTS	2014	2013	% Change
Total Silver Produced (oz) *calculated*	969,525	698,076	↑ **39%**
Total Gold Produced (oz) *calculated*	5,180	3,243	↑ **60%**
Total Copper Produced (lbs) *calculated*	305,417	N/A	N/A
Total Silver Eq.* Produced (oz) *calculated*	1,342,150	900,764	↑ **49%**
Feed Grade Silver (g/t)	337	288	↑ **17%**
Feed Grade Gold (g/t)	1.877	1.34	↑ **40%**
Total Mill Feed (dry tonnes)	201,751	132,551	↑ **52%**

YEAR-END FINANCIAL HIGHLIGHTS	2014	2013	% Change
Revenues	$ 19,297,953	$ 16,094,701	↑ **20%**
Consolidated All-In Sustaining Costs [1] (per AgEq* oz)	$ 12.24	$ 14.39	↓ **15%**
Net Earnings	$ 2,514,169	$ 848,212	↑ **196%**
Net Earnings per Share (basic & diluted)	$ 0.08	$ 0.03	↑ **167%**

[1]Please refer to the information under the heading "Non-IFRS Measures" in the MD&A for a discussion of Consolidated All-in Sustaining Cash Cost Per Silver Equivalent Ounce

QUARTERLY OVERVIEW (% increases in Silver Eq* production)



OUNCES OF SILVER EQ* PRODUCTION
800,000
600,000
400,000
200,000
0
222%
4%
7%
20%
-5%
1%
47%
Q4
2012
Q1
Q2
Q3
Q4
2013
Q1
Q2
Q3
Q4
2014
Q1
2015

* The silver equivalent ratio throughout this document has been calculated using metal prices of $14/oz Ag, $1,150/oz Au, $3/lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

A HIGH-GRADE
STRATEGY

LETTER TO OUR SHAREHOLDERS


David Wolfin

At a time when most silver mining companies are losing money and reducing operations, Avino is enjoying record profits and rapid expansion. Our aggressive growth strategy, established three years ago, has served us well and positioned us for an exceptional year in 2015—despite the continued slump in metals prices.

Every key measurement we have, both financial and operational, showed dramatic improvement over 2013. With continued modernization and a full year of input from the Avino Mine, we expect to see production and financial figures increase significantly across the board in 2015.

The San Gonzalo Mine continued to prove itself worthy of the investment and commitment we have made in recent years. Metal grades increased as we explored further, contributing to a 17% increase in feed grade for silver and a whopping 40% increase in feed grade for gold. Grade is king in this business, especially when markets are depressed and higher margins make companies like Avino far more resilient—as we have certainly proved in 2014.

The Avino Mine opening marked a major milestone for the Company. At the time of shutdown, the mine was producing an average 1.7 million AgEq ounces per year. We are committed to equaling those historic production levels in the long term.

To manage the higher production levels, we began commissioning Circuit #3 in the mill in November 2014. This new operation, with a capacity of 1,000 tonnes per day (tpd), triples our production capacity from the previous year.

A key element of our growth strategy is to become more efficient and bring costs down. We have invested heavily to modernize the plant from top to bottom. We have also brought in top industry talent, including many people who ran the plant when it closed in 2001 due to low metals prices and closure of a key smelter.

The Bralorne Mine acquisition, completed in October 2014, provides an excellent opportunity for diversification and expansion. This operation aligns well with our high-grade strategy, as gold grades at Bralorne have remained high throughout its celebrated history. Our approach at Bralorne is to invest in modernization and exploration, much as we have done in Mexico, and develop a larger and more sophisticated operation that will operate profitably at today's gold prices.

What a year it has been, and what a year we believe 2015 will be. I am so grateful for the enthusiastic support and commitment from everyone on the Avino team. Perhaps most gratifying is the collective team spirit shown by everyone for our goals, both short and long term. Our team has made these amazing results possible; and it's our team that will make Avino shine in 2015 and beyond.



David Wolfin, President & CEO

2014

PROPERTIES AND OPERATIONS




IGNACIO RAMIREZ (Townsite)
Nuestra
Conejo
Porfirio
SAN GONZALO MINE
San Jorge
Santiago
San Juventino
San Jorge
Guadalupe
La Estrella
El Trompo
AVINO MINE
The Gap
Cerro San Jose
AVINO PROCESSING FACILITY
TAILINGS RESOURCE
SAN JOSE DE AVINO (Townsite)
VEINS
CLAIM BOUNDARIES


MEXICO
AVINO PROPERTY

Grade is king in this business, especially when markets are depressed and higher margins make companies like Avino far more resilient—as we have certainly proved in 2014.

2014 PROPERTIES AND OPERATIONS

THE SAN GONZALO MINE

GRADE IS KING


MINERA AVINO
DURANGO, MEXICO

San Gonzalo is a high-grade mine with an intriguing history. The silver-gold-lead-zinc system lies beneath the shallow workings of a colonial-period mine located two kilometres from the main Avino Mine and Avino processing facility. Avino marked a significant milestone in its own history by bringing the San Gonzalo Mine into production in October 2012.

PRODUCTION INCREASES 28% OVER PREVIOUS YEAR

In 2014, higher grades led to a 28% increase in production at San Gonzalo over 2013 for a total of 958,702 ounces of silver equivalent. Silver and gold feed grades for the year improved by 17% and 40%, respectively.

HIGHER PRODUCTION IN 2015

Silver and silver equivalent production continued to increase significantly in 2015. Silver production for Q1 reached 363,210 ounces, 22% higher than Q4 2014. Silver equivalent production reached 652,620 ounces, representing an increase of 43% over Q4 2014.

SUCCESSFUL UNDERGROUND EXPLORATION IN 2014

Underground exploration and advancement at San Gonzalo this year resulted in the discovery of significant additional mineralization along strike to the southeast while drifting on level 5. The extension of this new mineralized zone is being explored on levels 2 through 6. Levels 5 and 6 as well as the new zone on level 3 were the primary sources for mined material at San Gonzalo in 2014. To date, advancement of the production ramp has progressed past level 7.

Drill exploration in 2014 and 2015 has focused on the San Gonzalo vein at depth as well as other vein systems in the area surrounding the San Gonzalo Mine. Both surface and underground drilling totaled, at the time of this publication, 4,746 metres in 30 holes.

2014 PROPERTIES AND OPERATIONS

THE AVINO MINE



THE NEXT CHAPTER IN A LONG, SUCCESSFUL HISTORY

The Avino Mine entered the trial production phase on September 1, 2014, beginning yet another chapter in the long history of the Avino Property. Production at the mine in 2014 totaled 119,738 ounces of silver equivalent processed on a limited scale using the 250 tpd Mill Circuit 2.

Following the rehabilitation of Mill Circuit 3, full scale testing began January 1, 2015. New material from the Avino Mine is now being mined at a rate of 1,000 tpd. In Q1 2015, the mine produced 140,518 ounces of silver, 720 ounces of gold and 395,934 kilograms of copper.

ESTIMATES FOR LONG-TERM PRODUCTION

The long-term production profile at the Avino Mine is expected to reach or exceed the annual output achieved between 1998 and 2000 which averaged 933,240 ounces of silver, 7,537 ounces of gold and 3,236,732 pounds of copper.

DEWATERING ACCELERATES UNDERGROUND ADVANCEMENT

Dewatering of the existing underground workings at the Avino Mine was completed in May 2014, allowing for the resumption of underground advancement. A total of 1,013,069 cubic metres of acidic water was successfully removed and treated over a period of 482 days. The treated water was deemed fit for agricultural use for the surrounding communities and was also used for mill processes with the excess water gravity-fed to the Company-built La Caricol dam.

NEW POWER LINE IN 2015

In 2015, a new power line is anticipated for completion to service both the Avino and San Gonzalo mines as well as the Avino processing facility. The additional power will also be available to service our potential expansion projects such as the oxide tailings. The 20 km power line will run from Guadalupe Victoria to the Avino Property.

2014 PROPERTIES AND OPERATIONS

AVINO TAILINGS



ENGINEERING FOR A HEAP LEACH OPERATION

TAILINGS RESOURCE

The Tailings Resource, located 500 metres west-southwest of the main shaft to the Avino Mine, was accumulated between 1976 and 2001 from both open pit (oxide tailings) and later underground (sulphide tailings) mining.

Improved metals markets and advancements in heap-leach technology have increased the extraction potential for the remaining silver and gold in the oxide tailings. A July 2012 independent technical report, which included a Preliminary Economic Assessment and a resource estimate on the oxide tailings, supports this potential.

TAILINGS STORAGE FACILITY

Currently, the existing tailings storage facility is in use for operations at the Avino processing facility. In 2015, Avino expects to finalize plans to construct a new tailings storage facility in keeping with the recommendations outlined in the July 2012 technical report and as required for expected continued operations at the Avino and San Gonzalo Mines.

Avino has committed to constructing a new tailings storage facility which will be completed in 2016. An independent engineering study has been completed and submitted to the Mexican authorities for approval. Construction is expected to begin in Q4 2015.

Once the new facility is built and online, we will decommission the existing tailings storage facility and let it dry out. We can then follow the recommendations in the PEA which call for 90 holes of sonic drilling followed by metallurgical test work to be followed by a construction decision.

EXPLORATION

RESOURCE EXPANSION & PROJECT PIPELINE

ADVANCING HIGH-GRADE OPPORTUNITIES



Avino Silver & Gold Mines' mission is to create shareholder value through profitable organic growth and strategic acquisitions. Successful exploration and project evaluation are key tactics for fulfilling this mission.

AVINO PROPERTY: GROWING OUR RESOURCE

Avino's long-term exploration goal at the Avino Property is to locate the feed system that created the numerous vein systems that supply the mines and still permeate the property.

In 2015, the objective for exploration at the Avino Property is to add mill feed near existing mine workings at the San Gonzalo and Avino mines. Drilling will focus on the Guadalupe and Aguila Mexicana vein systems which have been successfully intersected in the past. For 2015, the Company has set a capital expenditure budget of approximately $5 million for exploration and advancement at the Avino Property.

OTHER AVENUES FOR GROWTH IN MEXICO

Avino holds 100% interest in five other properties in the state of Durango, all with future exploration potential. Holdings include the La Potosina, Ana Maria, El Hueco, Aranjuez and El Laberinto properties. In Q4 2014, a consulting geologist visited each site to profile the properties on behalf of Avino.

BRALORNE MINE: A GOLDEN OPPORTUNITY IN BRITISH COLUMBIA

In October 2014, Avino re-acquired the historic Bralorne Gold Mine located in the Bridge River District of British Columbia. Once British Columbia's greatest gold producer, the advanced, exploration phase-project has the potential to once again become a significant gold producer. Extensive exploration drilling and underground advancement began in December 2014 and will continue through 2015. Should exploration prove successful, Avino expects to develop a larger mine plan.

A HIGH-GRADE PERFORMANCE



Malcolm Davidson

MESSAGE FROM THE CHIEF FINANCIAL OFFICER

Our choice of "high-grade" for this year's annual report theme speaks directly to our strategy of investing in the best equipment, facilities and people. This strategy makes our operation more efficient and cost-effective, and it also keeps us ahead of the curve with new technology.

We have a very resourceful team in Mexico. In fact, I think they've worked modern miracles over the years to build up our infrastructure, maintain our plant and equipment and sustain consistent output during challenging times for precious metals producers. Today, however, Avino is graduating to a new level. Now that we're in production, our focus is on minimizing downtime, maintaining a low cost structure, trimming costs wherever practical savings are achievable and extracting as much metal as we can from of every tonne of rock.

An important element of this strategy is the use of credit facilities established with industry-leading equipment providers such as Caterpillar, Sandvik and Nissan. These facilities allow us to obtain new, state-of-the-art equipment without tying up large amounts of cash that would otherwise be required to purchase capital components outright. The new equipment provides lower costs of maintenance and repairs and uses the latest technology. Also, these industry-leading companies come to the mine and train our employees on site – in the case of Caterpillar, even bringing in training simulators.

Sandvik's modern underground mining equipment gives us automated technology that's also much safer. Not only do we keep miners above ground, the equipment is outfitted with sensors that send us real-time information for important operating dashboards such as oil pressure, fuel usage and engine temperature. This real-time data keeps operating costs down and helps us avoid expensive repairs. New equipment from Caterpillar also helps us keep costs down for significant expenditures such as fuel, as the GPS technology included with our new equipment sends us information about how efficiently our haul trucks and loaders are operating. Little things make a big difference; for example, we are able to pinpoint when a haul truck is being driven too quickly up a ramp, burning fuel unnecessarily.

"High-grade" speaks to our focus on best practices and creating a culture of efficiency. While our costs are already low by industry standards, we expect to maintain and bring costs down further in 2015 - especially with a full year of operating Mill Circuit 3, which has increased our overall output to 1,500 tonnes per day. As a result of our high-grade approach, we're looking forward to a profitable year with significant growth in output.

Malcolm Davidson, CPA, CA
Chief Financial Officer



MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012



The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") should be read in conjunction with the Company's audited consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and the notes thereto.

This Management's Discussion and Analysis ("MD&A") is dated March 20, 2015 and discloses specified information up to that date. Avino is classified as a "venture issuer" for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to "Avino", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Avino Silver & Gold Mines Ltd. ***We recommend that readers consult the "Cautionary Statement" on the last page of this report.*** Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avino.com.

BUSINESS DESCRIPTION

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico and in British Columbia and the Yukon Territory, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company's shares trade on the TSX Venture Exchange, Tier 1, under the symbol "ASM", on the NYSE MKT under the symbol "ASM", and on the Berlin and Frankfurt Stock Exchanges under the symbol "GV6".

OVERALL PERFORMANCE

During the year ended December 31, 2014 for the Avino property, the Company produced 4,264 tonnes of bulk silver/gold/copper concentrate and recognized revenues of $19,297,953 on the sale of 3,129 tonnes of bulk silver/gold concentrate for a gross profit of $7,904,549. Metal prices for revenues recognized during the year ended December 31, 2014, weighted by dollar of revenue recognized, averaged US$19.04 per ounce of silver and US$1,266 per ounce of gold.

Cash cost per silver equivalent ("AgEq") ounce for the year ended December 31, 2014 was $9.03 and $10.65 for San Gonzalo and Avino stockpiles, respectively, resulting in a consolidated cash cost per AgEq ounce of $9.29. All-in sustaining cash cost per AgEq ounce for the year ended December 31, 2014, was $11.96 and $13.68 for San Gonzalo and Avino stockpiles, respectively, resulting in consolidated all-in cash cost per AgEq ounce of $12.24. Revenue from the Avino stockpiles decreased during the fourth quarter of 2014 as the Company re-allocated capacity to testing new underground material from the Avino Mine and to start-up commissioning of Circuit 3.

The Company's cash and cash equivalents at December 31, 2014 totaled $4,249,794 compared to $3,839,595 at December 31, 2013, while working capital totaled $6,617,877 compared to $5,950,740 at December 31, 2013.

BOARD OF DIRECTORS COMPOSITION

In December 2014, Avino welcomed Ross Glanville to the board of directors. Mr. Glanville has over 45 years of mining and exploration/development experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville's appointment coincided with the resignation of Andrew Kaplan from the board. Mr. Kaplan resigned from Avino's board in order to take on a more active role as Avino's capital markets strategist.

DISCUSSION OF OPERATIONS

The Company's production, exploration, and evaluation activities during the year ended December 31, 2014 have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico"), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 hectares (excluding La Potosina) and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with a processing facility which presently processes all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated 2014 Production Highlights

Comparative production numbers from 2014 and 2013 are presented below:

	2014	2013	% Change
Total Silver Produced (oz) *calculated*	969,525	698,076	39%
Total Gold Produced (oz) *calculated*	5,180	3,243	60%
Total Copper Produced (lbs) *calculated*	305,417	N/A	N/A
Total Silver Eq. Produced (oz) *calculated**	1,342,150	900,764	49%

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Consolidated Fourth Quarter 2014 Production Highlights

Comparative production numbers from Q4 2014 and Q4 2013 are presented below:

	Q4 2014	Q4 2013	% Change
Total Silver Produced (oz) calculated	296,914	184,760	61%
Total Gold Produced (oz) calculated	1,644	1,011	63%
Total Copper Produced (lbs) calculated	228,436	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	436,235	250,948	74%

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used, additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

San Gonzalo Mine Fourth Quarter and Year End 2014 Highlights

San Gonzalo had a successful year, with mine exploration and advancement including the discovery of significant additional mineralization along strike to the southeast while drifting on level 5. These areas had not previously been considered for mining. The extension of this new mineralized zone is being explored on levels 2 through 6. Previous exploration did not encounter this area as the vein had pinched out and an offset of the vein was not considered at that time. During 2014, San Gonzalo production came primarily from levels 5 and 6 as well as from mined material from the new zone on level 3. Advancement work on level 6 continued throughout the fourth quarter, and by year end the main haulage ramp had progressed past the level 7 elevation of 2,043 metres above sea level towards level 8. At the time of this MD&A, sampling of the vein on level 7 had commenced and the haulage ramp had descended an additional 15 metres to 2,028 metres above sea level between levels 7 and 8.

Comparative figures for Q4 2014 and Q4 2013 as well as the 2014 and 2013 year end totals for the San Gonzalo mine are reported as follows:

	Q4 2014	Q4 2013	% Change	2014 Totals	2013 Totals	% Change	Notes
Tonnes Mined	25,384	15,765	61%	70,525	63,559	11%	1
Underground Development (m)	1,220	967	26%	4,404	3,193	38%	1
Drilling (m)	1,257	0	100%	3,754	0	100%	5
Total Mill Feed (dry tonnes)	19,818	19,354	2%	79,729	78,415	2%	
Feed Grade Silver (g/t)	329	280	18%	337	288	17%	2
Feed Grade Gold (g/t)	1.85	1.49	24%	1.88	1.34	40%	2
Bulk Concentrate (dry tonnes)	664	617	8%	2,546	2,431	5%	
Bulk Concentrate Grade Silver (kg/t)	8.32	7.44	12%	8.86	7.70	15%	4
Bulk Concentrate Grade Gold (g/t)	43.5	35.0	24%	45.7	31.6	45%	4
Recovery Silver (%)	85	85	0%	84	83	1%	
Recovery Gold (%)	79	75	5%	78	73	7%	
Mill Availability (%)	95.5	93.9	2%	96.5	95.2	1%	
Total Silver Produced (kg)	5,527	4,588	20%	22,548	18,732	20%	3
Total Gold Produced (g)	28,908	21,575	34%	116,338	76,904	51%	3
Total Silver Produced (oz) calculated	177,696	147,516	20%	724,931	602,233	20%	3
Total Gold Produced (oz) calculated	929	693	34%	3,740	2,473	51%	3
Total Ag Eq. (oz) calculated*	235,783	190,829	24%	958,702	751,462	28%	

** For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.*

2014 Production Highlights

1. Tonnage mined and underground development increased by 11% and 38%, respectively, over 2013 due to new equipment acquisitions in 2014.
2. Both silver and gold feed grades were higher in 2014 compared to 2013 as a result of mining operations progressing to the lower levels where grades were higher.
3. The higher grades resulted in higher annual production of silver (kg) and gold (g) by 20% and 51%, respectively.
4. The higher feed grades also resulted in higher quality concentrate. Annual silver and gold grades improved by 15% and 45% respectively over 2013.
5. Exploration drilling resumed in 2014. The objective was to determine the continuity of the mineralization at depth and to the east.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Fourth Quarter and Year End 2014 Highlights

Following several years of rehabilitation, in the fourth quarter of 2014 the Company completed its Avino Mine and mill expansion. This significant milestone represents the first mining activity since the mine closed in 2001 due to low metals prices and the closure of the smelter in San Luis Potosi. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale testing of both material and equipment commenced. For 2015, Avino has set a capital expenditure budget of approximately $5 million for exploration and advancement at the Avino Mine.

Accordingly, Q4 production figures as well as 2014 year end totals from the Avino Mine are reported as follows:

	Q4 2014	2014 Totals	Notes
Tonnes Mined	19,723	19,273	
Underground Development (m)	665	788	
Total Mill Feed (dry tonnes)	19,482	25,990	
Feed Grade Silver (g/t)	75	77	1
Feed Grade Gold (g/t)	0.37	0.38	1
Feed Grade Copper (%)	0.61	0.60	1
Copper Concentrate (dry tonnes)	421	607	
Copper Concentrate Grade Silver (kg/t)	3.03	2.81	3
Copper Concentrate Grade Gold (g/t)	13.67	13.17	3
Copper Concentrate Grade Copper (%)	24.6	22.8	3
Recovery Silver (%)	87	86	2
Recovery Gold (%)	79	81	2
Recovery Copper (%)	89	89	2
Total Silver Produced (kg)	1,276	1,704	
Total Gold Produced (g)	5,757	8,001	
Total Copper Produced (kg)	103,617	138,535	
Total Silver Produced (oz) *calculated*	41,016	54,794	
Total Gold Produced (oz) *calculated*	185	257	
Total Copper Produced (lbs)	228,436	305,417	
Total Ag Eq. (oz) *calculated**	89,133	119,738	

**For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.*

2014 Production Highlights (September to December)

1. Processed feed grades for copper, silver, and gold were within expectations and similar to the grades prior to the mine's closure in 2001.
2. Plant recoveries for all three metals were better than expected. The copper recovery rate was expected to be in the lower eighties, while silver and gold recovery rates were expected to be in the mid-seventies. The present flow sheet configuration has resulted in recoveries exceeding those expectations.
3. The quality of the concentrate product is similar to the product produced prior to the 2001 shutdown and the Company has successfully arranged for sale of the product.

Under National Instrument 43-101, the Company is required to disclose that it has not based its project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal

non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Above Ground Historical Stockpiles Fourth Quarter and Year End 2014 Highlights

During 2014, the Avino Mine Historical Stockpiles continued to add economic ounces to Avino's production profile. During the year, the stockpiles accounted for approximately 20% of the production output from the Avino Property. The stockpiles were processed for the majority of the year using the 250 TPD Mill Circuit 2. In September 2014, Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used for start-up commissioning of Mill Circuit 3. The Stockpiles, along with economic feed material from the San Gonzalo Mine, will continue to be processed using Mill Circuit 2 for the foreseeable future to ensure that the processing plant is running at full capacity.

Comparative figures for Q4 2014 and Q4 2013 as well as the 2014 and 2013 year end totals for the Avino Mine Above Ground Historical Stockpiles Operation are reported as follows:

2014 Production Highlights

1. Tonnage processed in 2014 increased by 77% over 2013 mainly due to the start-up commissioning of the new 1,000 TPD Circuit 3 in November and December 2014.
2. The higher tonnage processed resulted in 99% more silver and 54% more gold produced in 2014 compared to 2013.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production and project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

	Q4 2014	Q4 2013	% Change	2014 Totals	2013 Totals	% Change	Note
Total Mill Feed (dry tonnes)	43,258	19,576	121%	96,032	54,136	77%	1
Feed Grade Silver (g/t)	84	92	-9%	92	85	8%	
Feed Grade Gold (g/t)	0.58	0.94	-38%	0.59	0.83	-29%	
Bulk Concentrate (dry tonnes)	564	226	149%	1,112	636	75%	
Bulk Concentrate Grade Silver (kg/t)	4.31	5.13	-16%	5.31	4.69	13%	
Bulk Concentrate Grade Gold (g/t)	29.2	43.8	-33%	33.1	37.7	-12%	
Recovery Silver (%)	67	64	5%	67	74	-9%	
Recovery Gold (%)	66	54	22%	65	61	7%	
Total Silver Produced (kg)	2432	1,158	110%	5,903	2,981	98 %	2
Total Gold Produced (g)	16,481	9,898	67%	36,782	23,953	54%	2
Total Silver Produced (oz) *calculated*	78,201	37,244	110%	189,800	95,482	99%	2
Total Gold Produced (oz) *calculated*	530	318	67%	1,183	770	54%	2
Total Ag Eq. (oz) *calculated**	111,319	57,119	95%	263,710	143,778	83%	

** For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.*

AVINO MINE OXIDE TAILINGS RESOURCE

The oxide and sulphide tailings are situated approximately 500 m west-southwest of the main shaft to the Avino Mine.

The Avino Property tailings include oxide and sulphide tailings, each requiring separate treatment methods. The tailings were accumulated between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets and industry technological advancements now potentially enable Avino to extract the remaining silver and gold in the tailings.

On July 19, 2013, an updated Technical Report was published on the Avino Property by Tetra Tech, Avino's independent engineering consultant, and included a reference to a preliminary economic assessment and resource estimate on the oxide tailings that was prepared in 2012. The report can be viewed on Avino's website or on SEDAR.

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, and 3. In 2015, the Company expects to finalize plans to build a new tailings storage facility which represents the first phase of the plan outlined in the Tetra Tech technical report and is also necessary for the continued operation of the Avino and San Gonzalo Mines. For this project, Avino has allocated approximately $2 million for capital expenditures in its 2015 budget.

The Company continues to evaluate the Oxide Tailings Project which had an estimated capital expenditure budget of US$29 million, according to the Tetra Tech report. The new tailings storage facility being contemplated by the Company in 2015 would also be used in the treatment of the Oxide Tailings.

EXPLORATION

In a news release dated June 5, 2014, Avino provided details of its 2014 drill program. As of the date of this MD&A, Avino had completed 3,755 metres of drilling through 16 holes out of a planned 17 hole, 4,000 metre program, both above and below surface in the area around the San Gonzalo Mine. Results will be released once the program is complete.

STRATEGIC MEXICAN PROPERTIES

In addition to the Avino Property, Avino maintains a 100% interest in five other properties in or near the state of Durango. In the fourth quarter of 2014, Avino engaged a consulting geologist for site visits to profile the other properties. Some of the properties have had recent exploration either by Avino or through joint venture arrangements, and others have had limited activity. The properties were part of a larger land package once controlled by the previous operators of the Avino Property; Avino plans to further explore these properties in the future. For more information on the strategic Mexican properties, please see Avino's news release dated January 19, 2015, or visit Avino's website.

TERMINATION OF OPTION AGREEMENTS

On July 28, 2014, the Company's option and joint venture agreement with Endeavour Silver Corp. ("Endeavour") was terminated. The agreement had provided for Endeavour to earn up to a 75% interest in the Company's El Laberinto property by incurring exploration expenditures of US$3,000,000 and making option payments of US$200,000 through July 30, 2016. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least US$300,000 and making option payments of US$50,000.

Subsequent to December 31, 2014, the Company's option purchase and assignment agreement with Benz Mining Corp. ("Benz") was terminated. The agreement had provided for Benz to earn up to a 75% interest in the Company's Eagle property by incurring exploration expenditures of $7,100,000 and making option payments of $350,000 and issuing 550,000 shares through January 31, 2017. Up to the termination date, Benz had met its obligations by incurring exploration expenditures of at least $100,000 and issuing 50,000 shares to Avino.

BRALORNE MINE

On August 1, 2014, the Company signed an arrangement agreement with Bralorne Gold Mines Ltd. ("Bralorne") to acquire all of the outstanding shares of Bralorne which the Company did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% interest in the Bralorne Mine project in British Columbia. On October 20, 2014, this acquisition was completed. (For details on the transaction, please see the section below titled "Financial Highlights".)

Since the acquisition, the Bralorne Mine, which is considered to be in the advanced exploration stage, has produced 690 ounces of gold through the processing of 4,900 dry tonnes of mill feed. During this period, gold grade and recovery averaged 3.97 g/t and 86%, respectively.

The Bralorne Mine is in the exploration and evaluation stage and proceeds from gold flotation concentrate, gold dore bars and silver contained within the gold dore bars produced during the exploration and evaluation stage are recorded as a component of exploration and evaluation assets.

As a result of unseasonably high temperatures and rainfall in December 2014, management decided to place the Bralorne mill on care and maintenance until a decision is made with respect to treatment of the tailings, which is expected in the second quarter of 2015. In the interim, extensive exploration drilling is ongoing and maintenance is being conducted on the mill and the underground rail infrastructure. Underground advancement in anticipation of the mill restart is also ongoing. Additionally, two new scoop trams have been ordered and are expected to arrive in time for the mill's reopening, and the search is underway for a new surface loader. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated with input from independent engineering firms SNC Lavalin and Entech Mining. The Company has opened lines of communications with First Nations groups and management continues its efforts to build meaningful progressive relationships

with its stakeholders. Should exploration drilling lead to potential new resources, Avino will consider expanding the existing mine and mill infrastructure.

QUALITY ASSURANCE/QUALITY CONTROL

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs such as AHK, LSI, Alex Stewart and SGS.

At the Bralorne Mine, gold production is reconciled to gold contained in flotation and gravity concentrates. Flotation concentrate assays are performed at the ALS Laboratories in North Vancouver, British Columbia or Met-Solve Laboratories Inc. in Langley, British Columbia, both ISO certified independent laboratories. Check samples on composite samples collected are performed by AH Knight in South Carolina, USA and umpire assays are performed by ALS Inspection UK Ltd. in Knowsley, England. Gold produced in gravity concentrate is reconciled from settlement assays received from the refiner. Check assays are performed on duplicate samples of gold doré by ALS Laboratories in North Vancouver.

QUALIFIED PERSON(S)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng., BSc, Avino consultant and Mr. Jasman Yee, P.Eng., Avino director. Avino's Bralorne Mine project is under the supervision of Dr. Mathew Ball, P.Geo. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. All QP's have reviewed and approved the applicable technical data in this MD&A.

FINANCIAL HIGHLIGHTS

Acquisition of Bralorne Gold Mines Ltd.

On October 20, 2014, the acquisition of Bralorne was completed. Under the terms of the arrangement agreement, Bralorne shareholders received 0.14 of an Avino share for each Bralorne share, with any fractions rounded down to the nearest whole share, and with any unexercised options being cancelled in connection with the arrangement. The Company issued 2,636,845 common shares to complete the acquisition of Bralorne. As of October 20, 2014, 100% of Bralorne's assets, liabilities, and net income (loss) are included in the consolidated financial statements of the Company.

Mexican Tax Reform

In 2013, a new income tax law was enacted in Mexico ("Mexican Tax Reform"), which became effective January 1, 2014. The Mexican Tax Reform contains many new provisions that will or may affect the Company immediately or in the future, as follows:

- A new environmental duty of 0.5% of gross income from the sale of silver and gold;
- A new 7.5% mining duty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions, and depreciation and depletion), less exploration expenses;
- Corporate income tax rate to remain at 30%, eliminating the previously scheduled reduction to 29% in 2014 and a further 1% in 2015 to 28%;
- Elimination of the Business Flat Tax ("IETU");
- Elimination of the option for depreciation of capital assets on an accelerated basis;
- Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years;
- Reduction of deductibility for various employee fringe benefits; and,
- A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has taken the position that the new 7.5% mining duty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have a financial reporting value, but no corresponding tax value, for the purposes of the duty. For the year ended December 31, 2014, the Company recognized an accounting charge to the statement of operations of $385,057 in respect of this duty. The Company continues to evaluate tax planning strategies that may have the potential to mitigate certain income tax effects related to its activities. The ultimate impact of such strategies, if and when implemented, is subject to final determination by the relevant taxation authorities.

OUTLOOK

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1. Maintain profitable mining operations while managing operating costs and improving efficiencies;
2. Integrate Bralorne Gold Mine's operations into Avino's corporate structure;
3. Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and
4. Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

NON – IFRS MEASURES

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company's ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company's financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company's financial condition.

The Company has adopted the reporting of "all-in sustaining cash cost per silver equivalent ounce". This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company's ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company's calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the year ended December 31, 2014 and the year ended December 31, 2013, as substantially all of the mining equipment used at San Gonzalo and at the Avino stockpiles has been newly purchased, refurbished, or was otherwise not subject to sustained use within the most recent two fiscal years. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels.

Although this measure is not representative of all of the Company's cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company's consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

CASH COST PER SILVER EQUIVALENT OUNCE

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

	2014					2013				
San Gonzalo	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881	$7,516,267	$1,809,404	$1,021,852	$2,235,854	$2,449,157
Stock-based compensation	(59,400)	–	(59,400)	–	–	–	–	–	–	–
Depletion and depreciation	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)	(884,993)	(190,856)	(119,346)	(331,085)	(243,706)
Cash production cost	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025	6,631,274	1,618,548	902,506	1,904,769	2,205,451
Silver equivalent ounces sold	913,275	244,956	196,433	235,308	236,578	677,782	165,060	157,845	205,556	149,321
Cash cost per silver equivalent ounce	$ 9.03	$ 9.73	$ 9.38	$ 8.42	$ 8.62	$ 9.78	$ 9.81	$ 5.72	$ 9.27	$ 14.77

During the quarter, the cash cost per silver equivalent ounce at San Gonzalo increased by approximately $0.35. The year on year comparison shows a decrease in cash cost per silver equivalent ounce of $0.75 as a result of more AgEq ounces sold.

	2014					2013				
Avino Stockpiles	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$1,935,219	$ –	$ 788,441	$514,534	$632,244	$ 1,452,142	$ 597,890	$ 377,699	$ 381,905	$ –
Stock-based compensation	–	–	–	–	–	–	–	–	–	–
Depletion and depreciation	(105,585)	–	(22,130)	(42,846)	(40,609)	(64,333)	(13,254)	(7,212)	(7,313)	–
Cash production cost	1,829,634	–	766,311	471,688	591,635	1,387,809	584,636	432,686	370,487	–
Silver equivalent ounces sold	171,754	–	55,321	47,500	68,933	111,353	29,516	36,745	45,092	–
Cash cost per silver equivalent ounce	$ 10.65	$ –	$ 13.85	$ 9.93	$ 8.58	$ 12.46	$ 19.81	$ 11.78	$ 8.22	$ –

During the quarter the Company did not recognize revenue from the Avino Stockpiles as the proceeds from concentrate sales were capitalized in connection with start-up commissioning of Circuit 3. In the year over year comparison, the Company realised a decrease of $1.81 in cash cost per AgEq ounce sold primarily due to more AgEq ounces sold.

	2014					2013				
Consolidated	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125	$8,968,409	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Stock-based compensation	(59,400)	–	(59,400)	–	–	–	–	–	–	–
Depletion and depreciation	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)	(949,326)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660	8,019,083	2,203,184	1,335,192	2,275,256	2,205,451
Silver equivalent ounces sold	1,085,029	244,956	251,754	282,808	305,511	789,135	194,576	194,590	250,648	149,321
Cash cost per silver equivalent ounce	$ 9.29	$ 9.73	$ 10.36	$ 8.67	$ 8.61	$ 10.16	$ 11.32	$ 6.86	$ 9.08	$ 14.77

ALL-IN SUSTAINING CASH COST PER SILVER EQUIVALENT OUNCE

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, "silver equivalent ounces sold" consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

	2014					2013				
San Gonzalo	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881	$7,516,267	$1,809,404	$1,021,852	$2,235,854	$2,449,157
Stock-based compensation	(59,400)	–	(59,400)	–	–	–	–	–	–	–
Depletion and depreciation	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)	(884,993)	(190,856)	(119,346)	(331,085)	(243,706)
Cash production cost	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025	6,631,274	1,618,548	902,506	1,904,769	2,205,451
Operating and administrative expenses	3,491,377	394,970	1,275,149	776,533	1,044,725	3,772,279	733,035	1,096,286	791,226	1,151,732
Share-based payments	(809,427)	(98,410)	(701,102)	(3,163)	(6,752)	(815,742)	(14,846)	(339,230)	(179,753)	(281,913)
Cash operating cost	10,926,925	2,679,207	2,416,667	2,754,053	3,076,998	9,587,811	2,336,737	1,659,562	2,516,242	3,075,270
Silver equivalent ounces sold	913,275	244,956	196,433	235,308	236,578	677,782	165,060	157,845	205,556	149,321
All-in sustaining cash cost per silver equivalent ounce	$ 11.96	$ 10.94	$ 12.30	$ 11.70	$ 13.01	$ 14.15	$ 14.16	$ 10.51	$ 12.24	$ 20.60

During the quarter, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo decreased by $1.36 as a result of more AgEq ounces sold. The year on year comparison also shows a decrease in all-in sustaining cash cost per silver equivalent ounce of $2.19 as a result of more AgEq ounces sold.

	2014					2013				
Avino Stockpiles	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$ 1,935,219	$ –	$ 788,441	$ 514,534	$ 632,244	$1,452,142	$ 597,890	$ 476,553	$ 377,699	$ –
Stock-based compensation	–	–	–	–	–	–	–	–	–	–
Depletion and depreciation	(105,585)	–	(22,130)	(42,846)	(40,609)	(64,333)	(13,254)	(43,867)	(7,212)	–
Cash production cost	1,829,634	–	766,311	471,688	591,635	1,387,809	584,636	432,686	374,592	–
Operating and administrative expenses	633,781	–	202,948	173,345	257,488	474,465	140,251	168,406	165,808	–
Share-based payments	(113,955)	–	(111,585)	(706)	(1,664)	(92,620)	(2,840)	(52,111)	(37,669)	–
Cash operating cost	2,349,460	–	857,674	644,327	847,459	1,769,654	722,047	548,981	498,626	–
Silver equivalent ounces sold	171,754	–	55,321	47,500	68,933	111,353	29,516	36,745	45,092	–
All-in sustaining cash cost per silver equivalent ounce	$ 13.68	$ –	$ 15.50	$ 13.56	$ 12.29	$ 15.89	$ 24.46	$ 14.94	$ 11.06	$ –

In April 2013, the Company began processing Avino stockpile material through its refurbished Circuit 2 which has a processing capacity of 250 TPD. The cost to process this material in the year ended December 31, 2014 was $13.68, which is a reduction of $2.21 from the all-in sustaining cash costs of $15.89 for the year ended December 31, 2013. The decrease in costs is primarily due to an increase in processed material. The Company transitioned from processing material sourced from the historical Avino stockpiles on September 1, 2014, when it began using Circuit 2 to process pre-commissioning material from the re-opened Avino Mine, and capitalized proceeds from Avino Stockpiles concentrate sales in connection with start-up commissioning of Circuit 3.

	2014					2013				
Consolidated	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$11,393,404	$ 2,672,151	$ 2,994,135	$ 2,792,993	$ 2,934,125	$ 8,968,409	$ 2,407,294	$ 1,498,405	$2,613,553	$2,449,157
Stock-based compensation	(59,400)	–	(59,400)	–	–	–	–	–	–	–
Depletion and depreciation	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)	(949,326)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660	8,019,083	2,203,184	1,335,192	2,275,256	2,205,451
Operating and administrative expenses	4,125,158	394,970	1,478,097	949,878	1,302,213	4,246,744	873,286	1,264,692	957,034	1,151,732
Share-based payments	(923,382)	(98,410)	(812,687)	(3,869)	(8,416)	(908,362)	(17,686)	(391,341)	(217,422)	(281,913)
Cash operating cost	13,276,386	2,679,208	3,274,341	3,398,380	3,924,457	11,357,465	3,058,784	2,208,543	3,014,868	3,075,270
Silver equivalent ounces sold	1,085,029	244,956	251,754	282,808	305,511	789,135	194,576	194,590	250,648	149,321
All-in sustaining cash cost per silver equivalent ounce	$ 12.24	$ 10.94	$ 13.01	$ 12.02	$ 12.85	$ 14.39	$ 15.72	$ 11.35	$ 12.03	$ 20.60

For the year ended December 31, 2014, the Company decreased its consolidated all-in sustaining cash cost per AgEq ounce by $2.15 from $14.39 in 2013 to $12.24 in 2014.

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Further, the Company has improved efficiency at its San Gonzalo Mine by improving efficiencies in the mill and adding experienced mining professionals in Mexico with significant expertise in a variety of extraction and processing operations.

CASH FLOW PER SHARE

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,	
	2014	2013	2014	2013
Operating cash flows before movements in working capital	$ 493,271	$ 838,372	$4,317,612	$5,196,736
Weighted average number of shares outstanding				
Basic	34,757,244	27,472,002	32,333,224	27,405,179
Diluted	35,350,521	27,788,634	33,273,740	27,701,403
Cash Flow per Share – basic and diluted	**$ 0.01**	**$ 0.03**	**$ 0.13**	**$ 0.19**

WORKING CAPITAL

	December 31, 2014	December 31, 2013
Current assets	$ 13,094,025	$ 8,146,912
Current liabilities	(6,476,148)	(2,196,172)
Working Capital	$ 6,617,877	$ 5,950,740

REVIEW OF FINANCIAL RESULTS

Selected Annual Information

The following financial data is derived from the Company's financial statements for the three most recently completed financial years:

	December 31, 2014	December 31, 2013	December 31, 2012	Notes
Total revenues	$ 19,297,953	$ 16,094,701	$ 2,255,376	1
Cost of sales	10,134,010	8,019,083	1,246,309	1
Depletion and depreciation	1,259,394	949,326	188,260	1
Mine operating income	7,904,549	7,126,292	820,807	1
General and administrative expenses	4,143,516	4,247,431	1,929,746	2
Net income (loss)	2,514,169	848,212	(1,263,178)	3
Earnings (loss) per share	0.08	0.03	(0.05)	3
Total assets	61,416,147	34,552,245	26,191,608	4
Total non-current financial liabilities	2,007,010	1,090,977	78,732	5
Working capital	6,617,877	5,950,740	5,363,372	

1. Total revenues have increased significantly from 2013 as the Company generated higher revenues from the sale of San Gonzalo concentrate as a result of higher grades and more silver and gold ounces produced.
2. General and operating expenses are consistent with the prior year. Prior to production, many general and operating expenses were capitalized to exploration and evaluation activities, consistent with the Company's accounting policies for such costs. General operating expenses can also fluctuate due to infrequent one-time events such as share-based payments.
3. Net income was significantly higher in 2014, primarily due to higher revenues as described above and the recognition of a fair value adjustment on warrant liability. Income before tax was $4,881,915, however, this was reduced by current income tax expense of $1,820,970 and non-cash deferred income tax expense of $546,776. During 2014, the Company utilized the balance of its non-capital tax loss carry forwards in Mexico.
4. Total assets increased significantly during the year, primarily due to the addition of several pieces of new equipment, continued exploration and evaluation activities at the Avino Mine, and the acquisition of Bralorne Gold Mines Ltd. The new equipment is used to maintain efficient operations at the San Gonzalo mine and to further prepare the Avino Mine for mining operations, where processing of underground material commenced in September 2014.

RESULTS OF OPERATIONS

Summary of Quarterly Results

	2014				2013			
Period ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$ 3,714,692	$ 4,704,213	$ 5,104,921	$ 5,774,127	$ 3,831,123	$ 3,821,622	$ 4,951,952	$ 3,490,004
Earnings (Loss) for the period	469,145	787,805	(87,097)	1,344,316	(1,625,762)	938,694	1,447,301	87,978
Earnings (Loss) per Share - basic	0.01	0.02	(0.00)	0.05	(0.06)	0.03	0.05	0.00
Earnings (Loss) per Share - diluted	0.01	0.02	(0.00)	0.04	(0.06)	0.03	0.05	0.00
Total Assets	$61,416,147	$53,291,603	$49,773,734	$48,358,440	$34,552,245	$30,848,797	$29,928,165	$28,114,436

- Revenue in Q4 2014 was lower than that of Q3 2014 as a result of lower metals prices and the re-allocation of capacity from Circuit 2 to process new Avino material for commissioning purposes. Revenue in Q1 2014 was higher than the previous quarters due to higher grades, better recoveries, and better contract terms with trading firms. Q2 2013 revenues were higher due to Circuit 2 coming online in April 2013 in addition to slightly higher metals prices and better grades experienced at the Company's San Gonzalo mine.
- Earnings in Q4 2014 were significantly lower due to current income tax expense of $638,601. The increase in current income tax expense is the result of higher earnings and the utilization of non-capital tax loss carry forwards in Mexico. Earnings in Q2 2014 were impacted by a significant foreign exchange loss and a substantial unrealized loss related to the increase in the estimated fair value of the Company's warrant liability. In Q4 2014, these effects were largely reversed due to favourable movements in exchange rates and in market variables used to value the warrant liability.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

Consolidated Statements of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013:

	2014	2013	Notes
Revenue from Mining Operations	$ 19,297,953	$ 16,094,701	1
Cost of Sales	11,393,404	8,968,409	2
Mine Operating Income	7,904,549	7,126,292	
Operating Expenses			
General and administrative expenses	3,220,134	3,339,069	3
Share-based payments	923,382	908,362	4
Operating earnings	3,761,033	2,878,861	
Other Items			
Fair value adjustment on warrant liability	1,055,957	–	5
Finance costs	(129,953)	–	
Foreign exchange gain	316,599	415,278	6
Interest and other income	41,658	145,406	
Accretion of reclamation provision	(131,787)	–	
Mineral property option income	–	69,500	
Share of net loss of equity investee	(90,944)	–	
Unrealized loss on investments in related companies	(4,615)	(99,833)	
Unrealized gain on investments	5,000	–	
Gain on forgiveness of debt	58,967	–	
Net Income Before Income Taxes	4,881,915	3,409,212	
Income Taxes			
Current income tax expense	(1,820,970)	(42,547)	7
Deferred income tax expense	(546,776)	(2,518,453)	7
	(2,367,746)	(2,561,000)	
Net Income	2,514,169	848,212	8
Earnings per Share			
Basic	$ 0.08	$ 0.03	8
Diluted	$ 0.08	$ 0.03	8

1. Revenues for the year ended December 31, 2014 were $19,297,953 compared to $16,094,701 for the year ended December 31, 2013, an increase of $3,203,252. The increase is due to higher grades at San Gonzalo and a significant increase in tonnes processed and sold from the historical stockpiles. The increase in grades and tonnes processed were slightly offset by the decrease in the average realized silver and gold prices.

2. For the year ended December 31, 2014, cost of sales was $11,393,404 compared with $8,968,409 for the year ended December 31, 2013. The increase of $2,424,995 is primarily due to the increase in production at Circuit 2. The Company has also experienced a slight increase in fuel and other production consumables. Further, the Company now accrues a 0.50% environmental royalty on gross revenues as the result of the new Mexican tax legislation that was introduced in 2014.

3. General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the year ended December 31, 2014 general and administrative expenses were $3,220,134 compared to $3,339,069 for the year ended December 31, 2013. The decrease of $118,935 is primarily due to a reclassification of certain current period expenses related to mining activities.

4. Share-based payments for the year ended December 31, 2014 were $923,382 compared to $908,362 for the year ended December 31, 2013, an increase of $15,020. Share-based payments for 2014 relate to the issuance of 1,035,000 stock options during the year, while share-based payments expense in 2013 related to the re-pricing of previously-issued stock options and the issuance of 650,000 new options.

5. The fair value adjustment on the Company's warrant liability relates to the issuance of U.S. dollar denominated warrants in connection with the brokered private placement in February 2014. The warrants are re-valued each reporting period and the value fluctuates with changes in variables under the Black-Scholes model.
6. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. The strengthening U.S. dollar against the Canadian dollar in the current period led to significant foreign exchange gains on the Company's net monetary U.S. dollar assets.
7. Current income tax of $1,820,970 in the year ended December 31, 2014 compared to $42,547 in the year ended December 31, 2013. Current income tax has increased due to higher earnings, the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in previous years.

   Deferred income tax expense was $546,776 for the year ended December 31, 2014, compared to $2,518,453 in the previous year. In 2013, the Company calculated and disclosed the effects of the changes to Mexican tax legislation that was introduced in 2013 and took effect in January 2014. There were no additional tax reforms during the current year.
8. As a result of the foregoing, net income for the year ended December 31, 2014, was $2,514,169, an increase of $1,665,957 compared to the year ended December 31, 2013. The increase in net income has increased basic and diluted earnings per share from $0.03 to $0.08.

Consolidated Statements of Operations for the quarter ended December 31, 2014 compared with the quarter ended December 31, 2013:

	2014	2013	Notes
Revenue from Mining Operations	$ 3,714,692	$ 3,831,123	1
Cost of Sales	2,225,316	2,407,294	2
Mine Operating Income	1,489,376	1,423,829	
Operating Expenses			
General and administrative expenses	791,481	855,772	3
Share-based payments	98,410	17,686	
Operating earnings	599,485	550,371	
Other Items			
Fair value adjustment on warrant liability	72,706	–	4
Finance costs	(129,953)	–	4
Foreign exchange gain	424,064	100,031	5
Interest and other income	21,032	97,186	
Accretion of reclamation provision	(33,643)	–	
Unrealized gain (loss) on investments in related companies	(2,170)	8,150	
Unrealized gain (loss) on investments	(10,000)	3,500	
Gain on forgiveness of debt	58,967	–	
Net Income Before Income Taxes	1,000,488	759,238	
Income Taxes			
Current income tax expense	(638,601)	(42,547)	6
Deferred income tax recovery (expense)	107,258	(2,342,453)	6
	(531,343)	(2,385,000)	
Net Income (Loss)	469,145	(1,625,762)	7
Earnings (Loss) per Share			
Basic	$ 0.01	$ (0.06)	7
Diluted	$ 0.01	$ (0.06)	7

1. Revenues for the three months ended December 31, 2014 were $3,714,692 compared to $3,831,123 for the three months ended December 31, 2013. The decrease of $116,431 is partially due to re-allocating capacity from Circuit 2 to process material from the Avino Mine for commissioning purposes. Proceeds from sales of concentrate produced during the commissioning period are capitalized to exploration and evaluation activities. Further, the Company experienced lower average silver and gold prices during the quarter.
2. Total cost of sales for the three months ended December 31, 2014 was $2,225,316 compared to $2,407,294 in the comparative period. The decrease of $181,978 is due to a decrease in the processing of historical stockpiles in Circuit 2.
3. General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the three months ended December 31, 2014, general and administrative expenses were $791,481 compared to $855,772 for the three months ended December 31, 2013.
4. The fair value adjustment and finance costs on the Company's warrant liability relate to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in variables under the Black-Scholes model.
5. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. The strengthening U.S. dollar against the Canadian dollar in the current period led to significant foreign exchange gains on the Company's net monetary U.S. dollar assets.
6. Current income tax of $638,601 in the three months ended December 31, 2014 compared to $42,547 in the three months ended December 31, 2013. The increase reflects higher earnings, the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in the current period.

   Deferred income tax recovery was $107,258 for the three months ended December 31, 2014, compared to an expense of $2,342,453 in the comparative period. In 2013, the Company calculated and disclosed the effects of the changes to Mexican tax legislation that was introduced in 2013 and took effect in January 2014. There were no additional tax reforms during the current year.
7. As a result of the foregoing, net income for the three months ended December 31, 2014, was $469,145, an increase of $2,094,907 compared to the three months ended December 31, 2013. The increase in net income has increased basic and diluted earnings per share from a loss of $0.06 for the three months ended December 31, 2013 to earnings of $0.01 for the three months ended December 31, 2014.

Liquidity and Capital Resources

The Company's ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company's ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the commencement of production at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company's ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company's control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company's recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company's mining operations in Mexico, as well as for general working capital requirements.	As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $5,202,689 (excluding depreciation of $495,847 and foreign exchange of $407,455) and acquired property and equipment of $4,665,469 during the year ended December 31, 2014. The Company also acquired the Bralorne gold mine property during the period for a total purchase price of $8,146,790, of which $3,646,825 was paid in cash. The Company intends to continue to explore the property, subject to market conditions and the ability to continue to obtain suitable financing.
Since July 2014, the Company received gross proceeds of US$804,330 in connection with a brokered at-the-market offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.	As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.
In December 2014, the Company's master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.	As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$2,586,974 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company's liquidity as at December 31, 2014 and December 31, 2013 is as follows:

STATEMENT OF FINANCIAL POSITION

	December 31, 2014	December 31, 2013
Cash and Cash Equivalents	$ 4,249,794	$ 3,839,595
Working Capital	6,617,877	5,950,740
Accumulated Deficit	(25,924,356)	(28,502,464)

CASH FLOW

	December 31, 2014	December 31, 2013
Cash generated by operating activities	$ 2,855,957	$ 3,983,352
Cash generated by (used in) financing activities	11,305,179	(38,346)
Cash used in investing activities	(13,804,382)	(4,128,467)
Increase in cash and cash equivalents	356,754	(183,461)
Effect of exchange rate changes on cash and cash equivalents	53,445	(12,929)
Cash and cash equivalents, beginning of year	3,839,595	4,035,985
Cash and cash equivalents, end of year	$ 4,249,794	$ 3,839,595

Operating Activities:

Cash generated by operating activities for the year ended December 31, 2014, was $2,855,957 compared to cash generated by operating activities of $3,983,352 for the year ended December 31, 2013. Cash generated by operating activities fluctuates with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $11,305,179 for the year ended December 31, 2014 compared to cash used of $38,346 in the year ended December 31, 2013, an increase of $11,343,525. Cash provided by financing activities for the year ended December 31, 2014, relates to the issuance of common shares and units in three brokered share offerings and upon the exercising of stock options. During the year ended December 31, 2014, the Company issued common shares and units in brokered offerings generating net cash flows of $11,940,920 (2013 – $nil), and employees, consultants, and directors exercised stock options generating cash flows of $307,937 (2013 – $297,185). During the year ended December 31, 2014, the Company also made finance lease payments of $943,678 (2013 - $335,531).

Investing Activities:

Cash used in investing activities for the year ended December 31, 2014, was $13,804,382 compared to $4,128,467 for the year ended December 31, 2013. Cash used in investing activities during the year ended December 31, 2014 includes cash expenditures of $5,472,774 (2013 - $3,315,192) on the acquisition of property and equipment.

Equipment purchases included new mining, milling and processing, and transportation equipment for the Company's San Gonzalo Mine and Avino stockpile operation. In addition, the Company acquired equipment to refurbish Circuit 3 and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under finance leases. During the year ended December 31, 2014, the Company also incurred cash expenditures of $11,853,024 (2013 - $901,912) on exploration and evaluation activities relating to the Avino Mine, and the acquisition and evaluation of the Bralorne Mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

a) The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Salaries, benefits, and consulting fees	$ 957,900	$ 779,571	$ 243,011
Share-based payments	645,750	420,450	–
	$ 1,603,650	$ 1,200,021	$ 243,011

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. At December 31, 2014, the Company had made advances to Oniva International Services Corp. of $121,639 (December 31, 2013 - $115,507). At December 31, 2014 and December 31, 2013 the following amounts were due to related parties:

	December 31, 2014	December 31, 2013
Directors	$ 19,259	$ 11,870
Intermark Capital Corp.	21,875	–
Jasman Yee & Associates, Inc.	4,032	5,040
Oniva International Services Corp.	171,650	135,458
Sampson Engineering Inc.	–	1,840
Wear Wolfin Design Ltd.	5,250	2,625
	$ 222,066	$ 156,833

b) Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. ("Oniva") for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company's percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The Company and its subsidiary each hold a 1/6 indirect beneficial ownership interest in Oniva, with four other public companies holding equal 1/6 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in

all five of the other companies. The companies' interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the years ended December 31, 2014 and 2013 are summarized below:

	December 31, 2014	December 31, 2013	December 31, 2012
Salaries and benefits	$ 316,281	$ 309,816	$ 179,555
Office and miscellaneous	428,019	292,008	276,201
	$ 744,300	$ 601,824	$ 455,756

Salaries and benefits above include $48,424 for key management personnel compensation that has been included in part (a) above.

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2014, 2013 and 2012, the Company paid $433,333, $300,000, and $150,000 respectively to ICC.

The Company pays Jasman Yee & Associates Inc. ("JYAI"), a company whose managing director is Jasman Yee, for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. For the years ended December 31, 2014, 2013 and 2012, the Company paid $74,160, $75,014, and $63,938 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2014, 2013 and 2012, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

FINANCIAL INSTRUMENTS AND RISKS

The fair values of the Company's cash and cash equivalents, amounts receivable, due to and due from related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (2013 – two) counter-parties. However, the Company has not recorded any allowance against its trade receivables, because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2014, no amounts were held as collateral.

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2014, in the amount of $4,249,794 (2013 - $3,839,595) in order to meet short-term business requirements. At December 31, 2014, the Company had current liabilities of $6,476,148 (2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	December 31, 2014		December 31, 2013	
	MXN	USD	MXN	USD
Cash and cash equivalents	$ 2,532,442	$ 3,382,302	$ 6,166,837	$ 2,508,191
Amounts receivable	–	1,350,874	1,897,963	1,197,766
Accounts payable and accrued liabilities	(10,805,057)	(786,490)	(8,768,980)	(408,427)
Warrant liability	–	(206,611)	–	–
Finance lease obligations	(908,005)	(2,788,356)	–	(1,579,402)
Net exposure	(9,180,620)	951,717	(704,180)	1,718,128
Canadian dollar equivalent	$ (722,056)	$ 1,104,088	$ (57,172)	$ 1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the year ended December 31, 2014, by approximately $45,188 (December 31, 2013 – $170,734). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk.

At December 31, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $489,808 (December 31, 2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $210,058 (December 31, 2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2014, a 10% change in market prices would have an impact on net earnings of approximately $5,389 (December 31, 2013 - $14,904).

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

d) Classification of Financial instruments

IFRS 7 *Financial Instruments: Disclosures* establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at December 31, 2014:

	Level 1	Level 2	Level 3
Financial Assets			
Cash and cash equivalents	$ 4,249,794	$ –	$ –
Investments in related companies	33,889	–	–
Investments in other companies	60,000	–	–
Financial Liabilities			
Warrant liability	–	–	$ (239,690)
	$ 4,343,683	$ –	$ (239,690)

COMMITMENTS

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

		December 31, 2014		December 31, 2013
Not later than one year	$	301,121	$	254,017
Later than one year and not later than five years		134,291		364,827
Later than five years		56,235		69,499
	$	491,647	$	688,343

CHANGES IN ACCOUNTING STANDARDS

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2014, and July 1, 2014, had no significant impact on the Company's consolidated financial statements for the periods presented.

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset's or a CGU's recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies ("IFRIC 21"), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The following accounting standards were issued but not yet effective as of December 31, 2014:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of common shares without par value. As at March 20, 2015, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	35,539,313	–	–
Warrants	1,033,059	US$2.87	1.93
Stock options	3,210,500	$0.81 - $1.90	0.48 – 4.76
Fully diluted	39,782,872		

The following are details of outstanding stock options as at December 31, 2014 and March 20, 2015:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31/14)	Number of Shares Remaining Subject to Options (March 20/15)
January 14, 2015	$0.81	45,000	0
September 10, 2015	$1.05	225,000	225,000
January 18, 2016	$1.02	806,500	745,500
September 30, 2016	$1.02	695,000	650,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	180,000	180,000
Total:		**3,361,500**	**3,210,500**

The following are details of outstanding warrants as at December 31, 2014 and March 20, 2015:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31/14)	Number of Underlying Shares (March 20/15)
February 25, 2017	US$2.87	1,033,059	1,033,059
Total:		**1,033,059**	**1,033,059**

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Under Canadian securities legislation, venture issuers are not required to certify the design and evaluation of their disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"). Accordingly, the Company has not completed such an evaluation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company's quarterly and annual venture issuer basic certificates.

If the CEO and the CFO were to complete an evaluation of the Company's DC&P and ICFR as at December 31, 2014, as required for certificates issued by non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), the CEO and the CFO would likely conclude that the Company's ICFR and DC&P were ineffective as at December 31, 2014.

Based on their knowledge of the Company's ICFR, the CEO and the CFO noted the following material weaknesses:

a) **Lack of segregation of duties:** Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b) **Limited in-house technical accounting and tax expertise:** Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

As such, there is a reasonable possibility that the Company's ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. To mitigate these risks, the Company hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to and inspections of the accounting records in Mexico, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company's DC&P and ICFR that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company's DC&P and/or ICFR.

EVENTS SUBSEQUENT TO DECEMBER 31, 2014

Subsequent to the year ended December 31, 2014, the Company issued 13,500 common shares in an at-the-market offering under a prospectus supplement for net proceeds of $22,081 (US$20,577), and issued 106,000 common shares upon the exercise of stock options for gross proceeds of $108,120.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

CAUTIONARY STATEMENT

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 20, 2015. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company's operations, and statements regarding the Company's liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity,

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management's best estimates and judgements based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, and 2012 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"David Wolfin"

David Wolfin
President & CEO
March 20, 2015

"Malcolm Davidson"

Malcolm Davidson, CA
Chief Financial Officer
March 20, 2015

MANNING ELLIOTT
ACCOUNTANTS & BUSINESS ADVISORS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Tel: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

To the Shareholders of Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 20, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

	Notes	December 31, 2014	December 31, 2013
ASSETS			
Current assets			
Cash and cash equivalents		$ 4,249,794	$ 3,839,595
Amounts receivable		2,568,873	1,431,781
Sales taxes recoverable	6	1,658,617	307,101
Prepaid expenses and other assets		812,600	713,967
Inventory	7	3,804,141	1,854,468
		13,094,025	8,146,912
Exploration and Evaluation Assets	8	29,909,220	15,686,176
Plant, Equipment and Mining Properties	11	18,173,513	10,564,617
Investments in Related Companies	12	33,889	94,040
Investments in Other Companies	13	60,000	55,000
Reclamation Bonds		145,500	5,500
		$ 61,416,147	$ 34,552,245
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ 3,968,646	$ 1,410,947
Amounts due to related parties	20(b)	222,066	156,833
Current portion of finance lease obligations	21	1,292,326	585,845
Taxes payable		993,110	42,547
		6,476,148	2,196,172
Warrant Liability	14	239,690	-
Finance Lease Obligations	21	2,007,010	1,090,977
Reclamation Provision	15	2,005,881	1,833,938
Deferred Income Tax Liabilities	27	5,637,027	4,884,130
Total liabilities		16,365,756	10,005,217
EQUITY			
Share Capital	16	58,606,898	42,784,832
Equity Reserves		10,797,709	10,150,849
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		1,672,009	215,680
Accumulated Deficit		(25,924,356)	(28,502,464)
Total Equity		45,050,391	24,547,028
		$ 61,416,147	$ 34,552,245

Commitments – Note 23
Subsequent Events – Note 28

Approved by the Board of Directors on March 20, 2015:

Gary Robertson Director   *David Wolfin* Director

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

	Notes	2014	2013	2012
Revenue from Mining Operations	18	$ 19,297,953	$ 16,094,701	$ 2,255,376
Cost of Sales	18	11,393,404	8,968,409	1,434,569
Mine Operating Income		7,904,549	7,126,292	820,807
Operating Expenses				
General and administrative expenses	19	3,220,134	3,339,069	1,911,338
Share-based payments	17	923,382	908,362	18,408
Operating Earnings (Loss)		3,761,033	2,878,861	(1,108,939)
Other Items				
Fair value adjustment on warrant liability	14	1,055,957	-	-
Foreign exchange gain		316,599	415,278	116,562
Gain on forgiveness of debt		58,967	-	-
Interest and other income		41,658	145,406	45,224
Unrealized gain on investments in other companies	13	5,000	-	-
Accretion of reclamation provision		(131,787)	-	-
Finance cost		(129,953)	-	-
Share of net loss of equity investee		(90,944)	-	-
Unrealized loss on investments in related companies	12	(4,615)	(99,833)	(110,021)
Mineral property option income		—	69,500	54,317
Net Income (Loss) Before Income Taxes		4,881,915	3,409,212	(1,002,857)
Income Taxes				
Current income tax expense	27	(1,820,970)	(42,547)	-
Deferred income tax expense	27	(546,776)	(2,518,453)	(260,321)
		(2,367,746)	(2,561,000)	(260,321)
Net Income (Loss)		2,514,169	848,212	(1,263,178)
Other Comprehensive Income (Loss) Items that may be reclassified subsequently to income or loss Currency translation differences of foreign operations		1,456,329	545,891	(67,811)
Comprehensive Income (Loss)		$ 3,970,498	$1,394,103	$(1,330,989)
Earnings (Loss) per Share				
Basic		$0.08	$0.03	$(0.05)
Diluted		$0.08	$0.03	$(0.05)
Weighted Average Number of Common Shares Outstanding				
Basic		32,333,224	27,405,179	27,072,053
Diluted		33,273,740	27,701,403	27,072,053

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

		Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2012		**26,910,227**	**$ 41,720,083**	**$ 9,898,186**	**$ (101,869)**	**$ (262,400)**	**$ (28,319,741)**	**$ 22,934,259**
Common shares issued for cash								
Exercise of stock options		82,000	75,600	-	-	-	-	75,600
Shares issued for leased claim payment		135,189	250,100	-	-	-	-	250,100
Carrying value of stock options exercised		-	42,320	(42,320)	-	-	-	-
Share-based payments		-	-	18,408	-	-	-	18,408
Options and warrants cancelled or expired		-	-	(124,600)	-	-	124,600	-
Net loss for the year		-	-	-	-	-	(1,263,178)	(1,263,178)
Currency translation differences of foreign operations		-	-	-	-	(67,811)	-	(67,811)
Balance, December 31, 2012		**27,127,416**	**$42,088,103**	**$ 9,749,674**	**$ (101,869)**	**$ (330,211)**	**$(29,458,319)**	**$ 21,947,378**
Common shares issued for cash								
Exercise of stock options		361,418	297,185	-	-	-	-	297,185
Carrying value of stock options exercised		-	399,544	(399,544)	-	-	-	-
Share-based payments		-	-	908,362	-	-	-	908,362
Options and warrants cancelled or expired		-	-	(107,643)	-	-	107,643	-
Net income for the year		-	-	-	-	-	848,212	848,212
Currency translation differences of foreign operations		-	-	-	-	545,891	-	545,891
Balance, December 31, 2013		**27,488,834**	**$42,784,832**	**$ 10,150,849**	**$ (101,869)**	**$ 215,680**	**$(28,502,464)**	**$ 24,547,028**
Common shares issued for cash								
Brokered public offerings	**16**	4,982,677	11,461,810	-	-	-	-	11,461,810
Less share issuance costs	**16**		(816,537)	-	-	-	-	(816,537)
Exercise of stock options	**16**	266,457	307,937	-	-	-	-	307,937
Carrying value of stock options exercised		-	333,483	(333,483)	-	-	-	-
Shares issued for asset acquisition	**5**	2,636,845	4,535,373	-	-	-	-	4,535,373
Share-based payments	**17**	-	-	1,044,282	-	-	-	1,044,282
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the year		-	-	-	-	-	2,514,169	2,514,169
Currency translation differences of foreign operations		-	-	-	-	1,456,329	-	1,456,329
Balance, December 31, 2014		**35,374,813**	**$58,606,898**	**$ 10,797,709**	**$ (101,869)**	**$ 1,672,009**	**$ (25,924,356)**	**$ 45,050,391**

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

	Note	2014	2013	2012
Cash Provided By (Used In):				
Operating Activities				
Net income (loss)		$ 2,514,169	$ 848,212	$ (1,263,178)
Adjustments for non-cash items:				
Depreciation and depletion		1,277,752	950,013	194,453
Share-based payments		982,782	908,362	18,408
Deferred income tax expense		546,776	2,518,453	260,321
Accretion of reclamation provision		131,787	–	–
Share of net loss of equity investee		90,944	–	–
Fair value adjustment on warrant liability		(1,055,957)	–	–
Foreign exchange gain		(111,289)	–	–
Gain on forgiveness of debt		(58,967)	–	–
Unrealized loss (gain) on investments		(385)	99,833	110,021
Other income		–	(88,637)	–
Sales tax provision recovery		–	–	(46,640)
Mineral property option income		–	(39,500)	(15,000)
		4,317,612	5,196,736	(741,615)
Net change in non-cash working capital items	22	(1,461,655)	(1,213,384)	(718,112)
		2,855,957	3,983,352	(1,459,727)
Financing Activities				
Shares and units issued for cash, net of issuance costs		12,248,857	297,185	75,600
Finance lease payments		(943,678)	(335,531)	(42,969)
		11,305,179	(38,346)	32,631
Investing Activities				
Recovery of exploration costs from concentrate proceeds		3,428,624	–	3,490,581
Cash from acquisition of subsidiary	5	92,792	–	–
Exploration and evaluation expenditures		(11,853,024)	(901,912)	(2,387,771)
Additions to plant, equipment and mining properties		(5,472,774)	(3,315,192)	(946,286)
Proceeds from sale of equipment		–	88,637	–
		(13,804,382)	(4,128,467)	156,524
Change in cash and cash equivalents		356,754	(183,461)	(1,270,572)
Effect of exchange rate changes on cash and cash equivalents		53,445	(12,929)	24,093
Cash and Cash Equivalents, Beginning		3,839,595	4,035,985	5,282,464
Cash and Cash Equivalents, Ending		$ 4,249,794	$ 3,839,595	$ 4,035,985
Cash and Cash Equivalents Consist of:				
Bank balances		$4,249,794	$3,195,349	$1,625,185
Guaranteed investment certificates		–	644,246	2,410,800
		$4,249,794	$3,839,595	$4,035,985

Supplementary Cash Flow Information (Note 22)

The accompanying notes are an integral part of the consolidated financial statements

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange ("TSX-V"), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional currencies

The functional and presentation currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company's Mexican subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgements and Estimates

The Company's management makes judgements in its process of applying the Company's accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions and estimates of the impacts on the carrying amounts of the Company's assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

a) Critical judgements exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

   i. ***Economic recoverability and probability of future economic benefits from exploration and evaluation costs***

   Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

ii **Commencement of production at levels intended by management**

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management's determination that the San Gonzalo Mine had achieved production levels intended by management as of October 1, 2012, and that none of the Company's exploration and evaluation assets had achieved production levels intended by management as at December 31, 2014.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

- Installation and consistent operation of all critical capital components. Capital components vary depending on the nature of the resource extraction and mineral processing methods (for example, milling operation or heap leach operation) and are generally included in the technical report for the mineral property;
- Proven ability of the mineral property to produce a saleable product, often evidenced by successful execution of a bulk sampling program;
- Mineral recoveries from sampling programs and test operations at, or above, levels necessary for profitable production;
- Availability of labour for all aspects of a sustainable mining operation, either through the Company's own workforce, the use of contractors, or a combination thereof;
- Achievement of consistent levels of resource output (through milling, leaching, or other methods) at a capacity determined by management in consultation with mining specialists to be within design capacity and economic to the mining operation;
- An operating test period of suitable duration to provide evidence of the mine's ability to sustain ongoing uninterrupted production of economic mineralized material.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii. **Acquisition of Bralorne Gold Mines Ltd.**

Management has determined that the acquisition of all of the outstanding shares of Bralorne Gold Mines Ltd. on October 20, 2014 was an asset acquisition for accounting purposes as the Bralorne Mine property was in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits.

a) Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i. **Stockpile and concentrate inventory valuations**

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of mineralized material stockpile and concentrate include estimates of silver and gold contained in the stockpile and finished goods assumptions for the amount of silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its mineralized material stockpile and concentrate inventory, which would result in an increase in the Company's expenses and a reduction in its working capital.

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

ii. *Estimated reclamation provisions*

The Company's provision for reclamation represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the life of the Avino and San Gonzalo mines. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii. *Valuation of share-based payments*

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company's net income or net loss and its equity reserves.

iv *Impairment of plant and equipment, mining properties, and exploration and evaluation assets*

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's plant and equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company's plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company's mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company's plant, equipment, mining properties, and exploration and evaluation assets.

v. *Depreciation rate for plant and equipment and depletion rate for mining properties*

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

vi. *Recognition and measurement of deferred tax assets and liabilities*

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operation
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. ("Promotora")	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico")	98.39% direct 1.27% indirect (Promotora) 99.66% effective	Mexico	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On October 20, 2014, the Company acquired a 100% ownership interest in Bralorne Gold Mines Ltd. ("Bralorne") (Note 5). Bralorne's fiscal year end date prior to the acquisition was January 31.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013, resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss ("FVTPL"). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, amounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, and finance lease obligations.

The Company has classified its cash and cash equivalents, investments in related and other companies, and warrant liability as FVTPL. Amounts receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

Subsequent to initial recognition, financial assets are measured in accordance with the following:

i. Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income (loss) in the period in which they arise.

ii. Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income (loss), using the effective interest method less any impairment.

iii. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net income (loss).

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

i. Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

ii. Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income (loss). At December 31, 2014, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 14) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income (loss).

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3. SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration, and evaluation of mineral claims, and recognizes any proceeds received as a reduction of the cost of the related claims. The Company's capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not limited to, geological, geophysical studies, exploratory drilling, and sampling. Incidental revenues and operating costs are included in exploration and evaluation costs prior to demonstrating the technical feasibility and commercial viability of extracting mineral resources. When the technical feasibility and commercial viability of extracting mineral resources has been demonstrated, these costs are assessed for impairment and are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves or resources, the ability of the Company to obtain financing to establish a sustainable mining operation, and on future production or proceeds of disposition.

Plant, equipment, and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the initial estimate of the reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment, and mining properties.

After the date that management's intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management's intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion. As at December 31, 2014, 2013, and 2012, the Company estimated a remaining mine life for San Gonzalo of 4.8 years, 5.8 years, and 5.4 years respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated at the following annual rates:

Office equipment, furniture, and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

An asset's recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk silver, gold, and copper concentrate in a saleable form. The Company has bulk silver, gold, and copper concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

Net realizable value ("NRV") of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when the risks and rewards of ownership are transferred to the customer and neither continuing managerial involvement nor effective control remains over the goods sold. Revenue is based on quoted market prices of the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment on delivery based upon provisional assays and quoted metal prices at the time. Revenues are recorded when title passes from the Company to the buyer based on the spot price on date of delivery, and subsequently adjusted to market price based on the date of the final settlement.

Prior to the date that management's intended production levels have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded net of production costs as a reduction of capitalized exploration and evaluation costs.

Share capital

a) ***Common shares***
Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b) ***Repurchase of share capital (treasury shares)***
When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company's share option plan allows directors, officers, employees, and consultants to acquire common shares of the Company. All options granted are measured at fair value, and are recognized in expenses as share-based payments over the vesting period with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share options granted to non-employees or consultants are measured at the fair value of services received or indirectly by reference to the fair value of the options if the fair value of the services cannot be estimated reliably. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore mining properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

4. RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting policies were adopted by the Company during the year:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset's or a CGU's recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies ("IFRIC 21"), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The following accounting standards were issued but not yet effective as of December 31, 2014:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

5. ACQUISITION OF BRALORNE GOLD MINES LTD.

In August 2014, Avino and Bralorne Gold Mines Ltd. ("Bralorne") entered into a binding arrangement agreement, whereby Avino would acquire all of the outstanding common shares of Bralorne, which Avino did not already own, by way of a plan of arrangement under the Business Corporations Act (British Columbia).

On July 8, 2014, Avino acquired a 33.33% interest in Bralorne from an unrelated party on the open market for cash consideration of $2,660,000 in connection with its intention to acquire all of the outstanding common shares of Bralorne. With the acceptance of the TSX-V, Avino also made a $1,250,000 loan to Bralorne (in three tranches) to provide immediate working capital. The loan carried interest at 12% per annum, and the principal amount and accrued interest were secured by a general security agreement against all of the assets of Bralorne. On October 20, 2014, under the plan of arrangement, Bralorne shareholders received 2,636,845 common shares of Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. Fractional shares of Avino have been rounded down to the nearest lower whole share. All unexercised outstanding stock options of Bralorne have been cancelled. Bralorne's common shares have been delisted from the TSX Venture Exchange and the OTCQX.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

5. ACQUISITION OF BRALORNE GOLD MINES LTD. (continued)

The transaction has been accounted for as an asset acquisition as the Bralorne Mine property is in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. Bralorne's primary asset, the Bralorne Mine property, did not have the workforce, resources and reserves, mine plan, or financial resources to meet the definition of a business for accounting purposes.

The consideration for the acquisition of Bralorne by Avino consists of:

- $4,535,373 by issuance of 2,636,845 common shares valued at the closing price of Avino's shares of $1.72 per share on the transaction date;
- $2,624,592 carrying value of the equity interest in Bralorne (9,679,149 common shares) immediately before the transaction date;
- $986,825 of transaction costs incurred by Avino, including investment advisor fees, legal and accounting fees, directors' fees for the special committees of Avino and Bralorne, independent fairness opinions, and other acquisition-related costs.

The purchase consideration is summarized as follows:

2,636,845 Avino shares at their fair value of $1.72 per share	$	4,535,373
Carrying value of equity interest in Bralorne (9,679,149 common shares)		2,624,592
Transaction costs		986,825
	$	8,146,790

The purchase consideration has been assigned based on the relative fair values of the assets acquired and liabilities assumed as follows:

Cash	$	92,792
Amounts receivable		13,293
Sales taxes recoverable		42,543
Amounts due from related parties		1,118
Reclamation bonds		140,000
Exploration and evaluation assets		9,752,300
Equipment		88,534
Loan payable		(1,271,633)
Accounts payable and accrued liabilities		(614,157)
Reclamation provision		(98,000)
	$	8,146,790

6. SALES TAXES RECOVERABLE

The Company's sales taxes recoverable consist of the Mexican I.V.A. ("VAT") and Canadian sales taxes ("GST/HST") recoverable.

		2014		2013
VAT recoverable	$	1,510,812	$	292,242
GST/HST recoverable		147,805		14,859
Sales taxes recoverable	$	1,658,617	$	307,101

7. INVENTORY

		2014		2013
Concentrate inventory	$	349,627	$	448,019
Process material stockpiles		2,730,816		1,041,994
Materials and supplies		723,698		364,455
	$	3,804,141	$	1,854,468

The amount of inventory recognized as an expense for the year ended December 31, 2014 totalled $11,393,404 (2013 – $8,968,409; 2012 - $1,434,569), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

8. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total
Balance, January 1, 2013	$ 12,828,198	$ 3	$ 1	$ 12,828,202
Costs incurred during 2013:				
Assessments and taxes	181,048	–	–	181,048
Drilling and exploration	524,433	–	–	524,433
Reclamation provision	1,500,000	–	–	1,500,000
Geological and related services	196,431	–	–	196,431
Depreciation of plant and equipment	240,021	–	–	240,021
Effect of movements in exchange rates	216,041	–	–	216,041
Balance, December 31, 2013	$ 15,686,172	$ 3	$ 1	$ 15,686,176
Acquisition	–	9,752,300	–	9,752,300
Costs incurred during 2014:				
Assays	–	16,088	–	16,088
Assessments and taxes	164,127	678	–	164,805
Mine and camp costs	4,099,672	1,323,105	–	5,422,777
Drilling and exploration	870,562	368,081	–	1,238,643
Geological and related services	68,328	85,425	–	153,753
Depreciation of plant and equipment	495,847	–	–	495,847
Effect of movements in exchange rates	407,455	–	–	407,455
Sale of concentrate	(2,510,304)	(918,320)	–	(3,428,624)
Balance, December 31, 2014	$ 19,281,859	$ 10,627,360	$ 1	$ 29,909,220

Additional information on the Company's exploration and evaluation properties by region is as follows:

a) Durango, Mexico

The Company's subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims in the state of Durango, Mexico. The Company's mineral claims in Mexico are divided into the following four groups:

i. Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company's San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

ii. Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

iii. Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

iv. Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

8. EXPLORATION AND EVALUATION ASSETS (continued)

In February 2012, the Company's wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns ("NSR") at the commencement of production from the property. In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

b) British Columbia, Canada

i. Bralorne Mine
The Bralorne property consists of 154 Crown granted mineral claims, ten freehold parcels of land, two reverted Crown granted claims, and eight metric unit claims that include the former Bralorne, Pioneer, and King gold mines in the historic Bridge River gold mining camp of southwest British Columbia. The entire Bralorne Gold Mine Property covers approximately 2,490 hectares. The Property is located 160 kilometres due north of Vancouver, British Columbia, Canada. There is an underlying agreement on twelve crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

ii. The Company's mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

c) Yukon, Canada
The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property, under which the optionee is required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property.

9. MINERAL PROPERTY OPTION AGREEMENTS

The Company has two option agreements on certain mineral properties included in exploration and evaluation assets. During the year ended December 31, 2014, a total of $Nil was recognized as mineral property option income in respect of payments received under these two option agreements (2013 - $69,500; 2012 - $54,317).

a) On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto property, consisting of approximately 91.7 hectares located in Durango State, Mexico. In order to exercise the option, Endeavour must pay a total of US$200,000 to the Company, and incur a total of US$3,000,000 in exploration work as follows:

	Cash	Exploration Expenditures
Upon signing July 30, 2012 (received)	US$ 20,000	US$ –
On or before July 30, 2013 (received and incurred)	30,000	300,000
On or before July 30, 2014 (not received – option cancelled)	40,000	500,000
On or before July 30, 2015	50,000	1,000,000
On or before July 30, 2016	60,000	1,200,000
	US$ 200,000	US$ 3,000,000

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

9. MINERAL PROPERTY OPTION AGREEMENTS (continued)

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

In July 2014, Endeavour opted out of the option agreement. As a result, the Company retains a 100% interest in the Laberinto property, and will not receive further cash payments under the option agreement.

b) In January 2012, the Company entered into an option agreement with Avaron Mining Corp. ("Avaron"), a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title to and interest in the Company's Eagle property located in the Yukon Territory.

In April 2013, the option agreement was assigned to Benz Mining Corp. ("Benz"), a Canadian public company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz acquired all of Avaron's interest in the option agreement between Avaron and Avino. As consideration for Avino's consent to the agreement, Benz and Avaron issued to Avino 50,000 common shares with a fair value of $14,500 (Note 13) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allow Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

	Cash	Exploration Expenditures	Number of Shares
On approval of the agreement by TSX (received)	$ –	$ –	50,000
On or before January 31, 2014 (incurred)	–	100,000	–
On or before January 31, 2015	100,000	625,000	–
On or before January 31, 2016	100,000	1,000,000	250,000
On or before January 31, 2017	50,000	2,000,000	250,000
On or before January 31, 2018	100,000	3,375,000	–
	$ 350,000	$ 7,100,000	550,000

After the initial 75% interest is earned, Benz may elect to either form a Joint Venture with the Company, or to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the original agreement with Avaron, the Company received a cash payment of $25,000 and 150,000 common shares of Avaron. Of the cash payment $5,143 was recorded as a reduction to the carrying value of the Eagle property, resulting in a carrying value of $1 for the Eagle property within exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option income along with the $15,000 fair value of the 150,000 common shares.

Subsequent to the year ended December 31, 2014, Benz opted out of the option agreement. Consequently, the Company retains a 100% interest in the Eagle property.

10. NON-CONTROLLING INTEREST

At December 31, 2014, the Company had an effective 99.66% (2013 - 99.66%) interest in its subsidiary Avino Mexico and the remaining 0.34% (2013 - 0.34%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

11 PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
COST	$	$	$	$	$	$	$
Balance at January 1, 2013	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	607,068	23,592	21,852	2,894,154	1,292,746	173,676	5,013,088
Effect of movements in exchange rates	145,640	1,162	4,927	95,268	113,860	17,991	378,848
Balance at December 31, 2013	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212
Additions	808,713	15,663	96,138	3,290,323	4,252,272	117,800	8,580,909
Effect of movements in exchange rates	276,388	3,715	9,456	381,830	281,947	42,088	995,424
Balance at December 31, 2014	4,518,129	65,519	223,051	8,414,881	8,036,298	682,667	21,940,545
ACCUMULATED DEPLETION AND DEPRECIATION							
Balance at January 1, 2013	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	122,474	5,097	11,264	510,939	98,682	351,275	1,099,731
Effect of movements in exchange rates	5,117	439	1,284	20,893	6,324	2,011	36,068
Balance at December 31, 2013	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	533,465	7,657	29,610	1,008,949	204,881	37,990	1,822,552
Effect of movements in exchange rates	17,855	1,096	2,913	73,775	17,823	31,423	144,885
Balance at December 31, 2014	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
NET BOOK VALUE							
At December 31, 2014	**3,745,030**	**43,157**	**154,347**	**6,415,812**	**7,592,209**	**222,958**	**18,173,513**
At December 31, 2013	3,211,249	32,532	81,276	3,826,383	3,280,694	132,483	10,564,617

Plant, equipment, and mining properties includes $892,172 as at December 31, 2014 (December 31, 2013 - $456,414), on which no depreciation was charged in the years then ended.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

12. INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

	Cost	Accumulated Unrealized Gains	Fair Value December 31, 2014	Fair Value December 31, 2013
a) Bralorne Gold Mines Ltd.	$ –	$ –	$ –	$ 57,327
b) Levon Resources Ltd.	4,236	29,652	33,888	36,712
c) Oniva International Services Corp.	1	–	1	1
	$ 4,237	$ 29,652	$ 33,889	$ 94,040

During the year ended December 31, 2014, the Company recorded a $4,615 unrealized loss (2013 - $99,833 loss, 2012 - $110,021 loss) on investments in related companies, representing the change in fair value during the period.

a) *Bralorne Gold Mines Ltd. ("Bralorne")*
Bralorne was a public company with common directors. During the year ended December 31, 2014, the Company acquired all outstanding shares of Bralorne that it didn't already own, and reclassified its ownership interest as subsidiary (Note 5).

b) *Levon Resources Ltd. ("Levon")*
The Company's investment in Levon consists of 141,200 common shares with a quoted market value of $33,888 as at December 31, 2014 (December 31, 2013 - $36,712). Levon is a public company with common directors.

c) *Oniva International Services Corp. ("Oniva")*
The Company and its subsidiary each hold a 1/6 indirect beneficial ownership interests in Oniva, with four other public companies holding equal 1/6 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in all five of the other companies. The companies' interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. See Note 20(c) for a description of transactions with Oniva and Note 23 for disclosure of the Company's commitments with Oniva.

13. INVESTMENTS IN OTHER COMPANIES

The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

	Cost	Accumulated Unrealized Gains	Fair Value December 31, 2014	Fair Value December 31, 2013
a) Avaron Mining Corp.	$ 40,000	$ –	$ 40,000	$ 40,000
b) Benz Capital Corp.	14,500	5,500	20,000	15,000
	$ 54,500	$ 5,500	$ 60,000	$ 55,000

a) *Avaron Mining Corp. ("Avaron")*
In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000 in accordance with the consent to assign the option agreement on the Eagle property referred to in Note 9(b) from Avaron to Benz Mining Corp.

b) *Benz Capital Corp. ("Benz")*
In April 2013, the Company acquired 50,000 common shares of Benz as part of the assignment of the option agreement on the Eagle property referred to in Note 9(b). The value assigned to the investment is based on the market price of Benz's common shares on the date the agreement was entered into.

14. WARRANT LIABILITY

The Company's warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	December 31, 2014
Balance at beginning of the year	$ –
Recognition upon issuance	1,295,647
Fair value adjustment	(1,055,957)
Balance at end of the year	$ 239,690

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2013	–	–
Issued	1,033,059	US$2.87
Derivative warrants outstanding and exercisable, December 31, 2014	1,033,059	US$2.87

Derivative warrants outstanding and exercisable as at December 31, 2014 are as follows:

Expiry Date	Exercise Price per Share	Derivative Warrants Outstanding and Exercisable	
		December 31, 2014	December 31, 2013
February 25, 2017	US$ 2.87	1,033,059	–

As at December 31, 2014, the weighted average remaining contractual life of warrants outstanding was 2.14 years.

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2014	February 20, 2014 (Date of issuance)
Weighted average assumptions:		
Risk-free interest rate	1.00%	1.20%
Expected dividend yield	0%	0%
Expected option life (years)	2.14	3.00
Expected stock price volatility	66.42%	69.49%
Weighted average fair value	$0.23	$1.25

15. RECLAMATION PROVISION

Management's estimate of the reclamation provision at December 31, 2014 is $2,005,881 (December 31, 2013 - $1,833,938). The present value of the obligation was calculated using a risk-free interest rate of 7% (December 31, 2013 – 7%) and an inflation rate of 4.25% (December 31, 2013 – 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine. The undiscounted value of the obligation is $2,269,534 (December 31, 2013 - $2,274,153).

A reconciliation of the changes in the reclamation provision during the years is as follows:

	December 31, 2014	December 31, 2013
Balance at beginning of the year	$ 1,833,938	$ 323,140
Unwinding of discount	131,787	21,596
Change in estimates	–	(28,648)
Effect of movements in exchange rates	(57,844)	17,850
Provision recognized on acquisition of Bralorne Gold Mines Ltd.	98,000	–
Initial recognition of provision for Avino Mine	–	1,500,000
Balance at end of the year	$ 2,005,881	$ 1,833,938

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

16. SHARE CAPITAL

a) Authorized: Unlimited common shares without par value.

b) Issued:

i. As at December 31, 2014, the Company sold an aggregate of 375,851 common shares at an average price of $2.26 (US$2.08) per common share for gross proceeds of $850,430 (US$783,117) in an at-the-market offering issued under a prospectus supplement of up to US$25,000,000, which was filed on July 7, 2014.

The Company paid 3% cash commission on the gross proceeds in the amount of $25,513 (US$23,493) and incurred additional accounting, legal and regulatory costs of $3,276.

ii. On February 20, 2014, the Company closed an at-the-market brokered public offering issuing 2,540,709 common shares at an average price of $2.50 (US$2.26) per common share for gross proceeds of $6,340,523 (US$5,741,668).

The Company paid a 3% cash commission on the gross proceeds in the amount of $190,216 (US$172,250) and incurred additional accounting, legal and regulatory costs of $167,871.

iii. On February 21, 2014, the Company closed a brokered private placement issuing 2,066,117 units at a price of $2.69 (US$2.42) per unit for gross proceeds of $5,566,504 (US$5,000,000). Each unit is comprised of one common share and one-half of a transferrable share purchase warrant. Each share purchase warrant is exercisable at a price of US$2.87 per warrant into one-half of a common share until February 25, 2017. If the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than USD$6.85 per share for a period of 20 consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within 30 days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

Of the $5,566,504 total aggregate proceeds raised in this financing, the $1,295,647 fair value of the warrants was attributed to warrant liability (Note 14) and the residual amount of $4,270,857 was attributed to common shares.

The Company incurred finance costs of $129,953 (recorded as a charge in the statement of operations) with respect to the issuance of warrants in this private placement and share issuance costs of $426,661 (recorded as a charge to share capital) with respect to the shares issued in this private placement.

iv. During the year ended December 31, 2014, the Company issued 266,457 common shares upon the exercise of stock options for gross proceeds of $307,937.

c) Warrants:
During the year ended December 31, 2014 there were no warrants exercised, and there were 1,033,059 warrants issued as summarized in Note 14.

d) Stock options:
The Company has a stock option plan to purchase the Company's common shares, under which it may grant stock options of up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company's total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

16. SHARE CAPITAL (continued)

Continuity of stock options for the years ended December 31, 2014 and 2013 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Forfeited	(55,000)	$1.71
Expired	(70,625)	$1.60
Exercised	(361,418)	$0.82
Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16
Granted	1,035,000	$1.90
Forfeited	(50,000)	$1.15
Exercised	(266,457)	$1.16
Stock options outstanding and exercisable, December 31, 2014	3,361,500	$1.39

As at December 31, 2014, the weighted average remaining contractual life of stock options outstanding was 2.44 years.

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding	
Expiry Date	Exercise Price	December 31, 2014	December 31, 2013
January 14, 2015	$0.81	45,000	60,000
September 10, 2015	$1.05	225,000	268,357
January 18, 2016	$1.02	806,500	924,600
September 30, 2016	$1.02	695,000	760,000
February 18, 2018	$1.60	195,000	230,000
September 9, 2018	$1.62	360,000	400,000
September 19, 2019	$1.90	855,000	–
December 22, 2019	$1.90	180,000	–
		3,361,500	2,642,957

e) Earnings per share

The calculations for earnings (loss) per share and diluted earnings per share are as follows:

	2014	2013	2012
Net income (loss) for the year	$ 2,514,169	$ 848,212	$ (1,263,178)
Basic weighted average number of shares outstanding	32,333,224	27,405,179	27,072,053
Effect of dilutive share options	940,516	296,224	–
Diluted weighted average number of shares outstanding	33,273,740	27,701,403	27,072,053
Basic earnings (loss) per share	$ 0.08	$ 0.03	$ (0.05)
Diluted earnings (loss) per share	$ 0.08	$ 0.03	$ (0.05)

17. SHARE-BASED PAYMENTS

During the year ended December 31, 2014, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 1,035,000 common shares at a weighted average exercise price of $1.90 per share pursuant to the Company's stock option plan. The options vest on dates ranging from the grant date to September 19, 2015. 855,000 and 180,000 options are exercisable on or before September 19, 2019 and December 22, 2019 respectively. The Company recorded $1,044,282 as share-based compensation for the options vested during the period.

During the year ended December 31, 2013, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 650,000 common shares at a weighted average exercise price of $1.61 per share pursuant to the Company's stock option plan. The options vest on dates ranging from the grant date to September 9, 2014. The options are exercisable on or before September 9, 2018. The Company recorded $647,762 as share-based compensation for the options vested during the period.

During the year ended December 31, 2013, the Company re-priced 1,725,000 previously granted incentive stock options to directors, officers, employees, and consultants to a price of $1.02 per share. The incentive stock options had originally been granted at prices of $2.30 and $2.00 per share. The incremental fair value of the re-priced options of $260,600 was charged to share-based compensation.

During the year ended December 31, 2012, the Company granted stock options to consultants to purchase up to a total of 30,000 common shares at a weighted average exercise price of $2.00 per share pursuant to the Company's stock option plan.

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

17. SHARE-BASED PAYMENTS (continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates.

The fair value of the options re-priced and granted to directors, officers, employees, and consultants was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2014	2013	2012
Weighted average assumptions:			
Risk-free interest rate	1.51%	1.45%	1.06%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	3.45	0.42
Expected stock price volatility	67.25%	68.29%	50.89%
Weighted average fair value at grant date	$0.87	$0.55	$0.13

During the year ended December 31, 2014, the Company charged $982,782 (2013 - $908,362; 2012 - $18,408) to operations as share-based payment and capitalized $61,500 (2013 - $Nil) to exploration and evaluation assets.

18. REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate from the San Gonzalo mine and the historic Avino stockpiles during the year ended December 31, 2014 and December 31, 2013 and for the San Gonzalo mine for the three months ended December 31, 2012.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the periods and consists of the following:

	2014	2013	2012
Direct costs	$ 10,074,610	$ 8,019,083	$ 1,246,309
Depreciation and depletion	1,259,394	949,326	188,260
Share-based payments	59,400	–	–
	$ 11,393,404	$ 8,968,409	$ 1,434,569

19. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2014	2013	2012
Depreciation	$ 18,358	$ 687	$ 6,193
Directors fees	81,134	155,000	22,500
Interest expense	124,138	52,753	–
Investor relations	239,538	194,955	247,044
Management and consulting fees	606,941	390,510	224,532
Office and miscellaneous	275,128	722,816	434,011
Professional fees	389,681	311,193	205,578
Regulatory and compliance fees	126,713	140,629	75,738
Sales tax write-down provision	–	–	(47,409)
Salaries and benefits	1,148,450	1,204,666	561,398
Travel and promotion	210,053	165,860	181,753
	$3,220,134	$3,339,069	$ 1,911,338

20. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a) *Key management personnel*

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2014, 2013, and 2012 were as follows:

	2014	2013	2012
Salaries, benefits, and consulting fees	$ 957,900	$ 779,571	$ 243,011
Share-based payments	645,750	420,450	–
	$ 1,603,650	$ 1,200,021	$ 243,011

b) *Amounts due to/from related parties*

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $121,639 (December 31, 2013 - $115,507) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at December 31, 2014 and 2013, the following amounts were due to related parties:

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

20. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

	December 31, 2014	December 31, 2013
Directors	$ 19,259	$ 11,870
Intermark Capital Corp.	21,875	–
Jasman Yee & Associates, Inc.	4,032	5,040
Oniva International Services Corp.	171,650	135,458
Sampson Engineering Inc.	–	1,840
Wear Wolfin Design Ltd.	5,250	2,625
	$ 222,066	$ 156,833

c) Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. ("Oniva") for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company's percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the years ended December 31, 2014, 2013, and 2012 are summarized below:

	2014	2013	2012
Salaries and benefits	$ 316,281	$ 309,816	$ 179,555
Office and miscellaneous	428,019	292,008	276,201
	$ 744,300	$ 601,824	$ 455,756

Salaries and benefits above includes $48,424 for key management personnel compensation that has been included in Note 20(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2014, 2013 and 2012, the Company paid $433,333, $300,000, and $150,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI"), a company whose managing director is Jasman Yee, for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. For the years ended December 31, 2014, 2013, and 2012, the Company paid $74,160, $75,014, and $63,938 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2014, 2013 and 2012, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

21. FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2015 and 2020 with interest rates ranging from 4.50% to 13.90% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company's obligations under finance leases are secured by the lessor's title to the leased assets. Plant and equipment includes a net carrying amount of $5,322,510 (2013 - $2,714,933) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company's finance lease obligations are as follows:

	December 31, 2014	December 31, 2013
Not later than one year	$ 1,362,766	$ 643,312
Later than one year and not later than five years	2,216,930	1,146,189
Less: Future interest charges	(280,360)	(112,679)
Present value of minimum lease payments	3,299,336	1,676,822
Less: Current portion	(1,292,326)	(585,845)
Non-current portion	$ 2,007,010	$ 1,090,977

The Company has a $US5,375,400 master credit facility with Caterpillar Finance that is used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activity at the Avino Mine. As of December 31, 2014, the Company had $US2,586,974 in available credit remaining under this facility.

22. SUPPLEMENTARY CASH FLOW INFORMATION

	2014	2013	2012
Net change in non-cash working capital items:			
Accounts payable and accrued liabilities	$ 1,943,542	$ 265,200	$ 822,691
Taxes payable	950,563	42,547	–
Amounts due to related parties	125,308	(17,881)	(29,049)
Inventory	(1,949,673)	371,372	(2,225,840)
Sales taxes recoverable	(1,308,973)	(110,923)	79,282
Amounts receivable	(1,123,799)	(1,176,017)	674,824
Prepaid expenses and other assets	(98,633)	(587,682)	(40,020)
	$ (1,461,655)	$ (1,213,384)	$ (718,112)

	2014	2013	2012
Interest paid	$ 90,669	$ 28,433	$ 1,471
Taxes paid	$ 172,076	$ –	$ –

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

23. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 20.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2014	December 31, 2013
Not later than one year	$ 301,121	$ 254,017
Later than one year and not later than five years	134,291	364,827
Later than five years	56,235	69,499
	$ 491,647	$ 688,343

Office lease payments recognized as an expense during the year ended December 31, 2014 totalled $90,883 (2013 - $63,126; 2012 - $44,850).

24. FINANCIAL INSTRUMENTS

The fair values of the Company's cash and cash equivalents, amounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

a) ***Credit Risk***

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (2013 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2014, no amounts were held as collateral.

b) ***Liquidity Risk***

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2014 in the amount of $4,249,794 (2013 - $3,839,595) in order to meet short-term business requirements. At December 31, 2014, the Company had current liabilities of $6,476,148 (2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

c) ***Market Risk***

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

i. To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii. To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's finance lease obligations bear interest at fixed rates.

24. FINANCIAL INSTRUMENTS (continued)

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars.

	December 31, 2014		December 31, 2013	
	MXN	USD	MXN	USD
Cash and cash equivalents	$ 2,532,442	$ 3,382,302	$ 6,166,837	$ 2,508,191
Amounts receivable	–	1,350,874	1,897,963	1,197,766
Accounts payable and accrued liabilities	(10,805,057)	(786,490)	(8,768,980)	(408,427)
Warrant liability	–	(206,611)	–	–
Finance lease obligations	(908,005)	(2,788,356)	–	(1,579,402)
Net exposure	(9,180,620)	951,719	(704,180)	1,718,128
Canadian dollar equivalent	$ (722,056)	$ 1,104,088	$ (57,172)	$ 1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the year ended December 31, 2014 by approximately $45,188 (2013 - $170,734). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $489,808 (2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $210,058 (2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2014, a 10% change in market prices would have an impact on net earnings of approximately $5,389 (2013 - $14,904).

The Company's profitability and ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

IFRS 7 *Financial Instruments: Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

24. FINANCIAL INSTRUMENTS (continued)

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2014:

	Level 1	Level 2	Level 3
Financial Assets			
Cash and cash equivalents	$4,249,794	$ –	$ –
Investments in related companies	33,889	–	–
Investments in other companies	60,000	–	–
Financial Liabilities			
Warrant liability	$ –	–	(239,690)
	$4,343,683	$ –	$ (239,690)

25. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes finance lease obligations and the components of equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company's capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

26. SEGMENTED INFORMATION

The Company's revenues of $19,297,953 (2013 - $16,094,701; 2012 - $2,255,376) are all attributable to Mexico where sales are recorded from shipments of concentrate produced by the San Gonzalo mine and the historic Avino stockpiles. For the year ended December 31, 2014, the Company had one customer that accounted for 80% (2013 – 88%, 2012 – 100%) of revenue and another customer that accounted for 20% (2013 – 12%; 2012 – 0%) of revenue.

Geographical information relating to the Company's non-current assets (other than financial instruments) is as follows:

	2014	2013
Exploration and evaluation assets - Mexico	$ 19,281,859	$ 15,686,172
Exploration and evaluation assets - Canada	10,627,361	4
Total exploration and evaluation assets	$ 29,909,220	$ 15,686,176

	2014	2013
Plant, equipment, and mining properties - Mexico	$ 18,081,291	$ 10,561,869
Plant, equipment, and mining properties - Canada	92,222	2,748
Total plant, equipment, and mining properties	$ 18,173,513	$ 10,564,617

27. INCOME TAXES

a) Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2014	2013
Current income tax expense	$ 1,820,970	$ 42,547
Deferred income tax expense	546,776	2,518,453
Total income tax expense	$ 2,367,746	$ 2,561,000

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense is as follows:

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

27. INCOME TAXES (continued)

	2014	2013
Net income before income taxes	$ 4,881,915	$ 3,409,212
Combined statutory tax rate	26.00%	25.75%
Income tax expense at the Canadian statutory rate	1,269,298	877,873
Reconciling items:		
Effect of difference in Mexican tax rates	223,465	176,081
Non-deductible/non-taxable items	(20,595)	298,543
Change in enacted rates	–	71,526
Change in unrecognized benefit of tax losses	234,551	183,052
Impact of foreign exchange	622,253	–
Special mining duties	292,403	1,163,717
Benefit of tax attributes recognized and other items	(253,629)	(209,792)
Income tax expense recognized in the year	$ 2,367,746	$ 2,561,000

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company's Mexican operations. The law was effective January 1, 2014, and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an income tax treaty) and creates a new extraordinary mining duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% special mining duty. The extraordinary mining duty and special mining duty will be tax deductible for income tax purposes. The special mining duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization and interest. In calculating the special mining duty, there will be no deductions related to expansion-type costs, but exploration and prospecting costs are deductible when incurred.

The Company recognized a non-cash expense of $385,057 for the year ended December 31, 2014 (2013 - $1,163,717; 2012 - $Nil) related to the deferred tax impact of the special mining duty.

b) Deferred income tax assets and liabilities

	2014	2013
Deferred income tax assets	$ 1,540,270	$ 2,111,963
Deferred income tax liabilities	(7,177,297)	(6,996,093)
	$ (5,637,027)	$ (4,884,130)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2014	2013
Tax losses carried forward	$ –	$ 767,448
Reclamation provision	715,455	694,038
Inventory	(169,585)	–
Exploration and evaluation assets	(4,704,765)	(3,804,986)
Plant, equipment and mining properties	(2,302,947)	(3,191,107)
Other deductible temporary differences	824,815	650,477
Net deferred income tax liabilities	$ (5,637,027)	$ (4,884,130)

Unrecognized deductible temporary differences

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	2014	2013
Tax losses carried forward	$ 23,213,826	$ 7,795,353
Property, plant and equipment	4,552,561	211,097
Investments	196,839	348,047
Resource pools	8,310,866	1,799,659
Other deductible temporary differences	2,229,401	1,523,271
Unrecognized deductible temporary differences	$ 38,503,493	$ 11,677,427

For the years ended December 31, 2014, 2013 and 2012 (Expressed in Canadian dollars)

27. INCOME TAXES (continued)

The deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican mineral properties, mine plant, and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward, where applicable.

The Company has capital losses of $1,472,210 carried forward and $23,213,826 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. The Company's Canadian non-capital tax losses, if unused, expire as follows:

Year of Expiry	Amount
2015	$ 1,574,315
2020	-
2021	-
2025	-
2026	2,115,697
2027	1,782,666
2028	2,782,017
2029	1,548,378
2030	1,831,957
2031	2,259,435
2032	4,804,428
2033	2,133,934
2034	2,380,999
	$ 23,213,826

As at December 31, 2014, the Company had no Mexican tax losses available to offset future Mexican taxable income.

28. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2014, the Company issued 13,500 common shares in an at-the-market offering under a prospectus supplement for net proceeds of $22,081 (US$20,577), and issued 106,000 common shares upon the exercise of stock options for gross proceeds of $108,120.

CORPORATE

INFORMATION

HEAD OFFICE

Suite 900 - 570 Granville Street
Vancouver BC Canada V6C 3P1
T 604.682.3701
F 604.682.3600

INVESTOR RELATIONS

T 604.682.3701
E ir@avino.com

MANAGEMENT

David Wolfin, President, CEO & Director

Carlos Rodriguez, Chief Operating Officer

Malcolm Davidson, CPA, CA,
Chief Financial Officer

Dr. Mathew Ball, P.Geo., VP Operations,
Canada

Jasman Yee, P.Eng., Director

Gary Robertson, Director

Michael Baybak, Director

Ross Glanville, P.Eng., Director

Dorothy Chin, Corporate Secretary

Chris Sampson, P.Eng., Consultant

Fred Sveinson, B.A., B.Sc., P.Eng.,
Consultant

AUDITORS

Manning Elliott LLP
11th Floor - 1050 West Pender Street
Vancouver BC Canada V6E 3S7
T 604.714.3600

TRUST COMPANY & TRANSFER AGENT

Computershare
2nd Floor - 510 Burrard Street
Vancouver BC Canada V6C 3B9
T 604.691.7363
F 604.661.9401

CANADA LEGAL COUNSEL

Salley Bowes Harwardt Law Corp.
1750 – 1185 West Georgia St.
Vancouver, BC
T 604.688.0788

U.S. LEGAL COUNSEL

Weintraub Tobin
Suite 1800 - 475 Sansome Street
San Francisco CA 94111
T 415.772.9608

SHARES TRADED

NYSE-MKT: Symbol ASM
TSX.V: Symbol ASM
FSE: Symbol GV6

AVINO SILVER & GOLD MINES LTD.

Suite 900 - 570 Granville Street
Vancouver BC Canada V6C 3P1
T 604.682.3701
F 604.682.3600

www.avino.com